8/10

04036147

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Dixons Group plc

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

AUG 11 2004

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3331 FISCAL YEAR 5-1-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 8/10/04

Dixons Group plc

ANNUAL REPORT & ACCOUNTS 2003/04

CONTENTS

FINANCIAL HIGHLIGHTS

£6.5 billion

group turnover* (continuing operations)
(£ million)


03/04 6,491.7
02/03 5,758.4
01/02 4,868.2
00/01 4,648.8
99/00 3,813.6

£329.3 million

profit before taxation* (excluding discontinued operations, goodwill amortisation and exceptional items)


03/04 329.3
02/03 282.9
01/02 256.6
00/01 238.6
99/00 214.9

12.3 pence

adjusted diluted earnings per share*†


03/04 12.3
02/03 11.1
01/02 9.9
00/01 9.0
99/00 8.3

7.32 pence

dividends per share


03/04 7.320
02/03 6.655
01/02 6.050
00/01 5.500
99/00 4.600

	2003/04 £million	2002/03 £million	Growth
Turnover	**6,491.7**	5,758.4	13%
Profit before taxation (excluding discontinued operations, goodwill amortisation and exceptional items)	**329.3**	282.9	16%

	pence	pence	Growth
Adjusted diluted earnings per share	**12.3**	11.1	11%
Dividends per share	**7.320**	6.655	10%

*Where appropriate, prior years have been restated to take account of the amendment to FRS 5 "Reporting the substance of transactions" Revenue recognition ("Application note G").
†Where appropriate, prior years have been restated to take account of FRS 19 "Deferred tax".

THINK BRANDS

		Sales	Stores	Selling space (000 sq ft)	Average selling area per store (sq ft)	Employees*
Currys	www.currys.co.uk Britain's biggest electrical chain. Comprehensive choice of domestic appliances, vision, audio, communications, PCs and services.	£1,752m	379	4,267	11,259	9,060
Dixons	www.dixons.co.uk The UK specialist for new technology.	£798m	314	880	2,803	5,187
ELKJØP	www.elgiganten.dk www.elgiganten.se www.elkjop.no www.elko.is www.gigantti.fi www.lefdal.com The leading electrical retailer across Norway, Sweden, Denmark, Finland and Iceland.	£880m	168	2,260	13,452	3,767
UniEuro	www.unieuro.com Italy's most profitable mixed electrical retailer.	£571m	96	1,722	17,938	2,317
ELECTRO WORLD	www.electroworld.cz www.electroworld.hu Ground-breaking mixed electrical superstores in Hungary and the Czech Republic.	£86m	Hungary: 4	175	43,750	781 (total)
			Czech Republic: 5	207	41,400	

*Number of employees at year end.

THINK INTERNATIONAL

CZECH REPUBLIC // DENMARK // FINLAND // FRANCE // HUNGARY // ICELAND // IRELAND // ITALY // NORWAY // SPAIN // SWEDEN // UK

		Sales	Stores	Selling space (000 sq ft)	Average selling area per store (sq ft)	Employees*
PC WORLD The Computer Superstore	www.pcworld.co.uk The UK's biggest chain of computer superstores.	£1,327m	138	2,243	16,254	5,607
PC WORLD Business	www.pcwb.com Direct sales of computer products and services to UK businesses and the public sector.	£205m				531
PC CITY Computer Superstore	www.pccity.es www.pccity.fr www.pccity.se The specialist computer superstore chain trading in Spain, France, Italy and Sweden.	£151m	Spain: 16	246	15,375	804
			France: 6	110	18,333	263
			Italy: 3	53	17,667	97
			Sweden: 1	19	19,000	34
The Link	www.thelink.co.uk The UK specialist retailer for communication products and services.	£407m	288	273	948	2,382
Communications	www.genesis-communications.co.uk Direct sales of mobile phones and services to UK businesses.	£103m				477
Ireland	Ireland's leading electrical retailer trading as Dixons, Currys and PC World.	£72m	15	159	10,600	468

CHAIRMAN'S STATEMENT

THE SUCCESS OF OUR ESTABLISHED BUSINESSES BOTH IN THE UK AND ON THE CONTINENT NOW ENABLES THE GROUP'S TRANSITION TO A TRULY EUROPEAN BUSINESS BENEFITING FROM SCALE.



SIR JOHN COLLINS // *Chairman*

We continue to pursue our clearly defined strategy to maintain the profitable growth of our UK businesses whilst expanding into selected European markets.

Last year I shared with you the launch of a Group-wide programme, *Being the Best*. It requires us to:

- operate with integrity;
- give outstanding service;
- respect our colleagues; and
- seek continually to improve performance.

Our ultimate objective is to ensure that through the application of these key ingredients, we outperform our competitors in all our markets and provide our customers with the optimum shopping experience.

This programme has gained considerable momentum through the year. Independent surveys help us identify our strengths and weaknesses and highlight where improvement is needed. Execution is truly "Dixonian" in style: totally practical!

Our assumptions are that the fiercely competitive nature of our markets will intensify and that increasing choice will make customers even more discerning. Sales through the internet and other emerging channels of distribution will steadily increase. Therefore, we remain in pole position to capitalise on the Group's traditional strengths – superlative product ranges and outstanding value for money – and we must ensure the consistent delivery of good customer service. Every week our employees, from Aberdeen to Penzance, from Dublin to Budapest, deliver high levels of satisfaction to millions of customers. At our best we provide an unrivalled service, supported by innovations which include 24/7 diagnostic helplines and PC Clinics. Our challenge is to ensure that we are equally as alert and responsive on those relatively few occasions when a customer feels less than satisfied.

In December we received the Competition Commission's report on extended warranties. Whilst regulatory intervention is never welcome, we were pleased to see that, in large part, the remedies proposed reflect the Group's best practices in the promotion and sale of service contracts. We are now able to plan, with confidence, the development of our service offerings which are an integral feature of our specialist position in the marketplace.

A prerequisite of a successful retail business is to "keep it simple". This, coupled with the Group's increasingly European dimension, has led John Clare and his executive team to restructure the Group through a series of step changes. These are explained in the Chief Executive's Review. I am confident they will assist in our effective transformation from a UK into a truly European Group and sharpen our cutting edge through greater accountability for results, simplified organisation and processes, and the encouragement of enterprise and decisiveness. It is my expectation that they will also assist us in our career development and succession planning, two subjects high on my agenda.

I would like to share with you two examples of the many successful HR initiatives under way throughout the Group. The number of staff movements between chains and companies in the last year was over 500. This is a good indicator of the development of talent through offering differing work experiences and of the growing internationalisation of the Group through inter country moves. Secondly, our executive development programme, now in its fourth year, is proving to be an outstanding management development tool for high potential employees.

The restructuring of the Board I outlined in my last report was completed in the summer of 2003 with the appointment of Rita Clifton as a non-executive director. Apart from me, the Board now comprises four independent non-executive directors and three executive directors. Andrew Lynch has recently been designated as our Senior Independent Director. Our corporate governance structure measures up to all the key Higgs principles. Our first evaluation of the Board's performance was undertaken last year on a self-assessment basis with external guidance. This project was constructive and worthwhile and we are currently conducting formal appraisals of each director – including the Chairman!

Mark Souhami stepped down from the Board in September and retired from the Group at the year end. Mark was alongside Stanley Kalms in creating this great company. Together they demonstrated a level of flair and enterprise that is a lesson to us all.

We were delighted to learn of Sir Stanley's recent elevation to the peerage. This further recognition of our President's major contribution to business and public life is justly deserved and we can take pride and pleasure on his ennoblement. On behalf of shareholders, I extend our congratulations to Lord Kalms.

After four and a half years with the Group, the last two of them as a very effective Finance Director, Jeremy Darroch has decided to take up a similar role with BSkyB. We shall miss his professional and assiduous contribution. I am pleased to be able to welcome Kevin O'Byrne to the Board in his place.

In December we sold Codic, our European Property business. Whilst it had been a steady profit earner for the Group, it had become something of an anomaly in the context of our business model and strategic direction. I thank Codic's highly talented management team for their contribution to the Group over the years and wish them well under their new owners.

I welcome our new colleagues to the Group including the employees of MicroWarehouse UK, the business to business supplier of computer products, which we acquired at the beginning of June 2004 to augment our successful PC World Business formula.

We believe strongly in corporate social responsibility and in respect for the environment. In fact, in a previous incarnation I was privileged to chair a government committee that pioneered new environmental standards for industry in the UK. I come from the school that believes these responsibilities should be integral to the way we do business, demonstrated in daily practice, rather than being treated as discrete activities. This is the Group's approach and continuous improvement is the goal. Whilst we are happy to have our card marked independently, we are determined that this should not in itself become a bureaucratic enterprise. We adopt a similar attitude to corporate governance.

In these and other areas I share my predecessor's concern over the debilitating effects on enterprise of the seemingly unstoppable flow of regulation and red tape which assails all businesses, both big and small.

The Dixons Foundation, of which I am now Chairman, continues to invest almost £1 million a year in good causes ranging from support for people with disabilities to education to health. Through our Community Investment Programme many of our employees participate in a variety of fund raising and volunteering activities.

On behalf of the Board I thank all our employees throughout the Group, now numbering over 38,000, for their commitment and endeavours. I share their determination to do even better next year and every year so as to be and remain the best.



SIR JOHN COLLINS
Chairman

CHIEF EXECUTIVE'S REVIEW

THE GROUP MADE GOOD PROGRESS THROUGH THE YEAR. SALES AND PROFITS WERE UP AND WE RECORDED A STRONG PERFORMANCE IN OUR FOUR LARGEST CHAINS. OUR INVESTMENT BUSINESSES ARE PROGRESSING WELL AND WE AGREED THE ROLL OUT OF PC CITY IN SPAIN IN THE SECOND HALF.



JOHN CLARE // Chief Executive

In the UK, Currys, PC World and The Link performed well. Currys, in particular, recovered strongly after a disappointing year in 2002/03, and is once more growing its market share and profitability. Despite the significant efforts of our store colleagues, the performance of the Dixons chain was disappointing. As a result, we conducted a thorough review of the store portfolio and announced in April that 106 Dixons stores, representing just 2 per cent of the Group's trading space, would be closed. These stores were incompatible with our future trading and performance requirements. Following the closures, Dixons will comprise 214 stores located throughout the UK. Trials of the new larger format Dixons xL stores continue and we anticipate further openings over the next few months.

Our established international businesses in Ireland, Italy and the Nordic countries all performed well. We are now the market leader in both Sweden and Norway; we made further market share gains in Finland and Denmark, and we continue to grow UniEuro, the number two brand in the Italian market. This was the first full year of consolidating UniEuro's results and we remain pleased with its progress since acquisition.

We also continued with our investment in start ups of PC City superstores in Spain, France, Italy and Sweden, and electrical superstores, branded Electro World, in Hungary and the Czech Republic. Our operations in all of these countries made good progress, and performance met our expectations. At the year end we were trading 26 PC City stores and nine Electro World stores. Progress in Spain reached our performance targets for roll-out and in January we approved the move to the next stage of development in the Iberian peninsula. We see the potential for at least 40 PC City stores in this market over time.

We continued to develop our business to business operations. After the year end we announced the acquisition of MicroWarehouse UK, a leading business to business value-added reseller. This acquisition will strengthen our position in the small business PC market, an important part of our strategy to develop the PC World brand.

At the year end we realigned our businesses around our two principal trading formats: big space electrical stores and PC superstores. These changes will help us achieve new scale and efficiencies in our buying operations, encourage the exchange of best practices across all the countries in which we operate, and thus enable us to improve our overall customer propositions.

Across all 12 countries in which we trade the competitive environment remains intense but our financial position is sound, our overall business performance is on track and we are encouraged by the progress made in our investment businesses. The markets in which we trade are increasingly polarised between commodity products and feature-rich bigger-ticket purchases. An advantage of our retail formats across Europe is our capacity to serve the needs of all customers, whatever their requirements, and we will continue to trade aggressively across the competitive landscape as we did in the last financial year. Our product ranges will continue to offer value and consistent quality to our customers at every price point.

The role of the specialist retailer is also to offer advice, help and support both during and after the customer purchase, and this year we made significant progress in improving our customer services throughout the Group. Telephone based technical support centres in Nottingham and Madrid now support all Group customers of PCs and related products. A team of Nordic nationals has been based in Nottingham to support customers in our Northern European markets, with multilingual experts in Madrid servicing customers across Southern Europe.

Our PC ServiceCall facility in Nottingham won more recognition and awards this year, including an award for the best place to work in IT. Further innovation continues in service support. We are already investing in web-based support services, with trials progressing well. Long gone are the days when after-sales service was an engineer with a toolbox!

Investment in efficiency improvements runs alongside our ongoing investment in customer services. Major programmes in supply chain management, in people management and in store operations all continued to make progress through the year, with clear improvements to our operating efficiency emerging.

We have also increased investment in our people significantly over the year, with a clear ambition to be the best in what we do, wherever we operate. Operating across 12 countries also provides many opportunities to develop our people skills in different markets. Our executive development programme, run in conjunction with some of Europe's finest management schools, continues to create the next generation of leaders, whilst investment in training of store staff, in both customer service skills and product knowledge, continues to increase each year.

As ever, the year ahead will have its share of opportunities and threats. We are encouraged by the enlargement of the European Union, allowing new member countries access to open markets and the economic and fiscal stability that can follow.

A steady pipeline of product innovation will continue to stimulate customer demand, counterbalanced to some degree by continued economic uncertainty and the endless stream of red tape that feeds bureaucracy and punishes entrepreneurship.

The economic outlook across the twelve countries in which we trade is mixed. Assuming that interest rates in our major markets do not rise to a level at which they have an impact on discretionary spending, we believe that our markets are likely to deliver low levels of value growth, driven by new technologies, but at lower prices.

Our strategy remains clear. We are determined to be both the biggest and the best specialist electrical retailer in Europe. We will continue to grow and broaden our existing brands, whilst seeking opportunities in other markets where we believe achieving market leadership is realistic. Investment in our stores, our people, in efficiency and in customer services will continue.

And, as always, the boundless capacity of the Group's employees to innovate, reinvent and improve will be at the heart of our progress in the years ahead.

I would like to record my thanks to employees across the Group for their energy, their enthusiasm and their unwavering commitment to *Being the Best*.

JOHN CLARE
Chief Executive

THINK BRANDS

THINK CHOICE. THINK QUALITY. THINK VALUE.

Through our portfolio of leading retail brands we serve more than 100 million customers across Europe every year, offering unrivalled levels of choice, service and support.

We are the first choice for today's most exciting technologies, designed and built by the world's leading manufacturers.

We share our knowledge across borders, developing new ideas that build customer loyalty and strengthen our portfolio of brands.

We're constantly improving – creating exciting partnerships, entering new markets, introducing new services and utilising our ever-increasing buying power. Our brands OFFER VALUE to customers and BUILD VALUE for shareholders.


UniEuro
PC WORLD


Currys


PC WORLD

THINK SERVICE

THINK EXPERTISE. THINK PERFORMANCE. THINK CUSTOMERS.

Our employees speak service fluently in 12 languages. We deliver the support our customers require wherever and whenever they need us – at home, at work, on the move, around the clock.


hp

Every year we resolve millions of support and service enquiries across Europe: by phone, via the web, in-store and in our customers' homes and businesses.

We're developing and delivering new service solutions all the time – investing in our systems and developing the skills of our employees. We win awards for our investment in our people because we know that personal commitment is at the heart of first class service.

THINK GROWTH

THINK AHEAD. THINK EXPANSION. OUT-THINK THE COMPETITION.

In five years, we have grown from a UK company into a European Group. This year our established international businesses delivered £100 million in operating profit for the first time – and our new ventures throughout Europe are sowing the seeds for further growth. We're already the market leading electrical retailer in the UK and the Nordic region and we're on course for leadership in new markets.

To enable further growth, we're developing world-class retail talent. Last year we offered more than 500 training and development options to our employees and we delivered more than 12,000 hours of leadership training.

To underpin our market leadership, we are investing in store systems, streamlining management processes and fine tuning our supply chain.

With growth comes increased responsibility. We've agreed new measures for our environmental and social performance and we're making a substantial contribution to our communities.

We're committed to *Being the Best.* To be the best, we're thinking service, brands and growth – and we're constantly thinking ahead.


Výpočetní technika
Digital Imaging
aiwa
Television & Audio
C Clinic
UniEuro
LAURA



LA DIFERENCIA
*Consulta condiciones en tienda
Portátiles
39
45
59
PC CITY
16 10


PC CITY
Computer Superstore
NETWORKING
Llévate este ordenador
Intel Celeron 2,6 Ghz y TFT 15"
POR SÓLO
31 ´99 €
AL MES
799
ABONAMOS
VECES

OPERATING AND FINANCIAL REVIEW

THE GROUP'S FINANCIAL POSITION IS STRONG AND A GOOD BUSINESS PERFORMANCE HAS ALLOWED US TO INCREASE THE DIVIDEND BY A FURTHER 10 PER CENT.



JEREMY DARROCH // Group Finance Director

GROUP FINANCIAL STATEMENTS

Profit and loss account

Underlying profit before taxation, which excludes the effects of discontinued operations, amortisation of goodwill and exceptional items, for the 52 weeks ended 1 May 2004 increased by 16 per cent to £329.3 million (2002/03 53 weeks £282.9 million restated). This reflects a full year contribution from UniEuro in Italy, which became a subsidiary in November 2002, strong growth in established operations and an increase in net interest receivable.

Operating profit included £8.0 million of property profits (2002/03 53 weeks £9.8 million). Net exceptional profits were £38.8 million (2002/03 net loss £18.7 million) and comprised three items. A profit of £79.6 million was recognised on the sale of 48.4 million Wanadoo S.A. shares and the transfer of 27.8 million Wanadoo shares on the partial redemption of the exchangeable bonds. A profit of £3.2 million was realised from the sale of intangible assets which were held at £nil book value. Finally, a charge of £44.0 million was incurred in respect of the closure of 106 Dixons stores. The net exceptional costs for the previous year comprised a loss of £5.1 million on the sale of 40.4 million Wanadoo shares and a charge of £13.6 million in respect of the restructuring of the UK head office and service functions. The amortisation of goodwill charge of £4.2 million (2002/03 53 weeks £4.0 million) mainly related to Genesis Communications.

Net interest receivable was £11.6 million compared with £5.3 million in the previous year. The increase mainly reflects the benefit of proceeds from the sale of Wanadoo shares and the disposal of the European Property division, Codic International S.A., which was sold in December 2003 at net asset value and which has been treated as a discontinued operation.

The Group's tax rate on underlying profit was 26.0 per cent (2002/03 23.3 per cent). The increase reflects higher overseas effective tax rates.

Change of accounting policy

During the year an amendment to FRS 5 "Reporting the substance of transactions": Revenue Recognition (Application Note G) was issued. This requires the Group to spread the revenue arising from the sale of extended warranty and service contracts over the life of the agreements on performance of the contractual obligations to the customer. Claim costs are now charged to the profit and loss account as they are incurred. Previously the Group recognised revenue in the year of sale and made full provision for all claims costs at that time. The effect of the change was to decrease sales by £1.4 million in 2003/04 and by £2.1 million in 2002/03. Operating profit increased by £0.8 million in 2003/04 and decreased by £2.9 million in 2002/03. The change results in revenues relating to extended warranty and service contract sales being included in deferred income and released to the profit and loss account over the life of the agreements. The effect on brought forward reserves is a reduction of £357.5 million. Shareholders' funds at 1 May 2004 were £1.4 billion. Total sales and operating profit have been reported using this new accounting policy.

Dividends

The directors have recommended the payment of a final dividend of 5.660 pence per share, making total dividends for the period of 7.320 pence (2002/03 6.655 pence). This represents a year on year increase of 10 per cent. Total dividends are approximately 1.7 times covered by underlying earnings. The Group aims over time to increase dividends in line with earnings.

Earnings per share
Adjusted diluted earnings per share increased by 11 per cent to 12.3 pence per share. Basic earnings per share, which are calculated on total reported profits, increased from 10.6 pence per share to 14.4 pence per share and diluted earnings per share, which are also calculated on total reported profits, increased from 10.6 pence per share to 14.3 pence per share.

EBITDA
Underlying Earnings Before Interest Tax Depreciation and Amortisation (EBITDA) increased by 10 per cent to £441.5 million (2002/03 £400.3 million restated).

Consolidated balance sheet
Net operating assets for continuing operations at 1 May 2004 fell by £123.4 million to £914.6 million (3 May 2003 restated £1,038.0 million). Net operating liabilities in the UK Retail division increased to £163.1 million (3 May 2003 £118.8 million) reflecting lower capital spend, higher exceptional restructure provisions and higher corporation tax payable, offset by increased stocks. Net operating assets within the International Retail division decreased by 7 per cent to £1,077.7 million (3 May 2003 £1,156.8 million), with growth in fixed assets and working capital being more than offset by currency movements. The European Property division, which held £47.1 million of operating assets at 3 May 2003, was sold in December 2003.

Capital expenditure
Net investment in land and buildings was further reduced by £13.8 million to a net book value of £143.1 million (2002/03 £156.9 million) as a result of the disposal of freehold properties. Expenditure during the year on fixtures, fittings and equipment was £110.6 million (£146.5 million) compared with depreciation of £114.5 million (2002/03 £115.3 million) and net book value of £440.8 million (2002/03 £464.4 million).

Fixed asset investments
During the year the Group reduced its holding of Wanadoo shares from 85.9 million shares to 9.7 million and accepted a general offer to exchange this balance into 3.8 million France Telecom shares. These shares were held to satisfy potential obligations on the outstanding amount of €67.3 million (£45.5 million) of the 1 per cent three year bonds maturing in July 2004 that became exchangeable into France Telecom shares, at a price of €17.85 per share, until 24 June 2004.

Financial position and cash flow
The Group's financial position remains strong. It was further strengthened during the year by operating cash flow generation and the disposal of Wanadoo shares and Codic International S.A.

The Group generated a net cash inflow before management of liquid resources and financing of £306.0 million (2002/03 outflow of £52.1 million).

At 1 May 2004, cash and short-term investments were £1,004.4 million (2002/03 £865.9 million), including £302.6 million (2002/03 £308.1 million) held under trust to meet claims under extended warranty and service contracts. Borrowings at 1 May 2004 were £359.6 million (2002/03 £695.8 million), of which £298.1 million (2002/03 £544.5 million) was due after more than one year. Net funds were £342.2 million (excluding funds held under trust) compared with net borrowings of £138.0 million at the previous year end.

Notes
Like for like sales are calculated based on stores that have been open for a full financial year both at the commencement and end of the financial period.

Throughout this review, references are made to "underlying" and "adjusted" performance measures. Underlying earnings are stated before discontinued operations, goodwill amortisation and exceptional items. The financial effect of these items is shown in separate columns in the profit and loss account on page 59 and the notes thereto, which provide a reconciliation between underlying and statutory amounts. Adjusted diluted earnings per share are based on underlying profits and can be reconciled to the statutory equivalent in note 11 to the financial statements.

2002/03 figures have been restated to reflect the effect of the adoption of Application Note G to FRS 5, which is further described in note 1 to the financial statements.

UK RETAIL

OPERATING AND FINANCIAL REVIEW

THE UK RETAIL DIVISION MADE AN OPERATING PROFIT BEFORE GOODWILL AMORTISATION AND EXCEPTIONAL ITEMS OF £254.2 MILLION (2002/03 53 WEEKS RESTATED £238.0 MILLION), AN INCREASE OF 7 PER CENT.

Turnover increased by 4 per cent to £4,698 million (2002/03 53 weeks restated £4,525 million). The effect of the 53rd week in the prior year was to reduce year on year total sales growth by 1 percentage point. Like for like sales grew by 2 per cent.

Gross margins increased by 0.1 percentage points compared with the prior year. Better supplier terms and improved accessory attachment rates contributed to margin improvement, although benefits were partially offset by a lower mix of service contract sales during the year. The division's overall cost to sales ratio was flat year on year. Improvements in payroll and central department cost ratios were more than offset by rental inflation and increased investment in television advertising. The Group also began the roll out of new branch systems and has developed new supply chain management processes. These are expected to deliver significant future productivity improvements.

Product markets and market share

The UK Retail division's product markets grew in value terms by 2 per cent overall. The brown goods market grew by 3 per cent with strong growth in new technology products including plasma and LCD TVs, DVD players and digital photography. Growth in these categories was partially offset by lower sales of games consoles, VCRs and 35mm photography. The white goods market grew by 2 per cent with strong growth in large white appliances, particularly refrigeration. The overall computing market grew by 2 per cent. The PC hardware market fell by 2 per cent, where strong unit volume growth was more than offset by price deflation, although there was continued strong growth in both the PC peripheral and PC accessory markets.

The mobile phone market grew strongly during the year, particularly in the second half, with total connections in the full year growing by an estimated 19 per cent. Growth was driven by prepay connections, although contract connections grew strongly in the second half.

The division continued to make market share gains in its core categories such as personal computers, flat screen TVs and large white goods. However, there were share losses in hi-fi systems, games consoles and photographic products.

Extended warranties

In December 2003, the Government announced that it had accepted the recommendations contained in the Competition Commission's Report on extended warranties following its 15-month investigation. These reflect many of the Group's policies and practices governing the sale of extended warranties. The Group hopes to see these features reflected in the implementing regulations when they are issued. The Group intends to relaunch its service offering during 2004.

Currys

More effective advertising, supported by higher levels of product availability drove footfall, conversion and sales growth. A restructure of store management completed over the summer increased staff availability in store and led to measurable improvements in customer service.

The Currys proposition was strengthened through a combination of successful product promotions, continued focus on range development and an enhanced service offering.

Performance improved steadily throughout the year and Currys achieved good sales growth in core destination categories such as plasma and LCD TVs, personal computers and large white goods. VCRs, games consoles and mobile phones performed less strongly.

Currys continued its relocation programme to larger out of town sites, opening or resiting 14 new stores during the period. Thirteen further new and resited stores are expected to open over the next 12 months.

Dixons had a disappointing year, despite a good performance from the Group's Tax Free stores. Sales suffered from a poor performance in some of its key markets, particularly games consoles and audio products. Performance was particularly disappointing over the peak Christmas season with little improvement in the fourth quarter.

In January, a new management team was put in place to review the business, its cost structure and strategy. The first step was the announced closure of 106 unprofitable Dixons stores. On completion of the closure programme, the Dixons chain will have 214 stores.

The new Dixons management team is focused on improving performance. This includes realignment of store space around growth categories, simplifying operational procedures, more effective advertising and aggressive price promotions.

Trials of the new Dixons xL format continued during the year and further progress was made. Four new stores were opened in Birmingham, Swansea, Hull and Doncaster and two further xL stores are planned to open this financial year.

Currys £m

	Sales
03/04	1,752.0
02/03*	1,692.1
Total change	+4%
Like for like change	+4%

*restated

Dixons £m

	Sales
03/04	797.8
02/03*	846.7
Total change	-6%
Like for like change	-5%

*restated

1. Service points in Currys stores provide customers with comprehensive delivery, installation, support and payment options.

2. A customer tries out a digital camcorder from the wide range available at Dixons, Bluewater.

3. Dixons, Bluewater.

4. Customers at Currys, Staples Corner, view the latest in LCD TV entertainment.


CAMCORDERS
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Currys

UK RETAIL

OPERATING AND FINANCIAL REVIEW


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1. PC World stocks more than 80 different PCs and laptops from leading brands.

2. Rajesh Babu, sales adviser, PC World, Staples Corner, explains laptop wireless technology.

3. The Link, Oxford Street. One of the chain's 50 *Revolution* stores.

4. Customers at The Link compare colour screen mobile phones.

5. Marcus Morris, PC World, assisting one of the thousands of customers that visit the Staples Corner store every week.

6. Karim Belhadj, manager, The Link, Oxford Street, demonstrates the latest camera phones.

7. Mark Cox, sales manager, PC World, Staples Corner, advises a customer on PC accessories

8. The Link increased its contract connections by 14 per cent.




The Link




£149
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PC World sales grew despite significant price deflation in PC hardware. There was strong growth in sales of laptops, accessories and wireless networks. PC World exploited the growth in wireless-ready smaller laptops through the creation of a "thin and light" laptop product area. All stores have installed wireless hotspots enabling full in-store use and display of this technology. Non-hardware sales were strong, helped by the continued success of in-store Component Centres.

Twelve new or resited PC World stores were opened during the year, taking the total to 138. A similar number of stores is expected to open in the next 12 months.

There was strong growth in store catalogue and public sector sales. Sales of services also performed well. The number of actively trading accounts increased by 31 per cent during the year to 106,000. Since the year end, the Group has acquired the UK operations of MicroWarehouse for £20.7 million. This acquisition will increase PC World's position in the business to business market and will enhance the Group's offering in specialist markets, including the Mac user community. The acquisition is expected to be mildly dilutive in year one, but earnings enhancing thereafter.

The Link focused on contract sales during the year, and recorded an increase of 14 per cent in contract connections. Customer demand was driven by the launch of "3" and new handset developments. Colour screens and camera phones became the preferred options for customers during the year. The Link also recorded good sales of prepay phones.

In the first half The Link launched its new concept *Revolution* store format, which gives greater prominence to contract connections and more effective display of handsets. The format traded well throughout the year and was rolled out to 41 stores during the second half. The remaining stores will be converted to the new format in 2004/05. Six stores were opened or resited during the year and eight stores were closed, taking the number of stores trading at year end to 288.

Genesis Communications increased subscriber numbers to over 150,000. Genesis acquires and manages small business customers for the Vodafone, O_2 and T-Mobile networks, with a dedicated national field sales team. During the year, it relocated its operations to the PC World Business head office in Bury. Genesis is developing a close working relationship with The Link – branded The Link Business – and modelled on the successful partnership between PC World and PC World Business.

PC World £m

	Sales
03/04	1,327.3
02/03*	1,256.9
Total change	+6%
Like for like change	+2%

*restated

The Link £m

	Sales
03/04	407.4
02/03*	370.7
Total change	+10%
Like for like change	+10%

*restated


EPSON
7


8

INTERNATIONAL RETAIL

OPERATING AND FINANCIAL REVIEW

THE GROUP'S INTERNATIONAL BUSINESSES NOW ACCOUNT FOR 27 PER CENT OF GROUP SALES.



SCH

Sales in the International Retail division were £1,760 million (2002/03 restated £1,195 million), an increase of 47 per cent in total and 4 per cent on a like for like basis. The division's performance reflects strong profit growth in the Group's established operations and a full year contribution from UniEuro, offsetting planned start-up losses in developing markets.

Operating profit (before goodwill amortisation) increased by 59 per cent to £63.6 million (2002/03 restated £40.1 million). The combined effect of a strengthening of both the Swedish Krone and Euro, offset by a weaker Norwegian Krone, increased reported sales growth. At constant exchange rates, sales would have been £47 million lower. Profit growth, however, would have been £1.7 million higher with positive translation effects in Italy and Ireland – due to the stronger Euro – more than offset by higher losses in Euro-denominated investment businesses and adverse translation effects arising from the weaker Norwegian Krone.

ESTABLISHED BUSINESSES

Sales in the established international businesses increased by 42 per cent to £1,524 million (2002/03 restated £1,073 million), with operating profits growing by 39 per cent to £100.0 million (2002/03 restated £72.2 million).

ELKJØP

LEFDAL GIGANTEN

ELKO

Elkjøp recorded a strong performance, particularly in Norway and Finland. In aggregate, the Group estimates that the product markets in the Nordic region grew by 2 per cent during the year with growth in the computing, communications and large white goods markets and small declines in the brown goods and small appliances markets. Elkjøp grew share in all four markets as it continues to develop its businesses.



1. A customer browses the audio range at Elkjøp, Sandvika.

2. Elisabeth Westad, sales adviser, Lefdal Lavpris, Alnabru, demonstrates the range of cameras.

3. Gigantti stores stock a wide range of domestic appliances.

4. The Group now operates 14 Gigantti stores in Finland.

5. Espen Dalberg, Elkjøp, Lørenskog, advises a customer on small kitchen appliances.

Elkjøp £m

	Sales	Operating profit
03/04	880.2	58.1
02/03	749.0	49.0
Total sales change	+18%	
Like for like sales change	+4%	

Elkjøp's performance in Norway was strong with local currency sales up 17 per cent in total and 7 per cent on a like for like basis. A further five stores were refitted, continuing the refurbishment programme started last year. Elkjøp focused on developing its second Norwegian brand – Lefdal – during the year, with a new store opening in Stavanger in September. Both the Elkjøp and Lefdal chains performed ahead of expectations with strong sales growth.

In Sweden, two new El Giganten stores were opened, in Stockholm and Gothenburg. Local currency sales were up 10 per cent in total and flat on a like for like basis. Three franchise store agreements have been signed which will provide further opportunities for growth in smaller towns. Despite a challenging competitive environment in Denmark, there was a solid sales performance, with total local currency sales increasing by 10 per cent and like for like sales up 3 per cent. Two stores were opened during the year, taking the chain to 19 El Giganten stores.

Elkjøp's operations in Finland, under the Gigantti brand, performed well, with local currency sales up 28 per cent in total and 6 per cent on a like for like basis. Three large out of town superstores were acquired from Mega Pitkänen in August, which were rebranded under Elkjøp's Gigantti fascia. A further new store was opened in Helsinki in January, taking the number of Gigantti superstores in Finland to 14. The Group expects further consolidation of the Finnish market over the next few years and Elkjøp is well placed to benefit from this. A new call centre was opened in Jyväskylä during the first half year.

Elkjøp opened a second franchise store in Iceland, trading under the Elko brand. Further expansion opportunities are being explored.

In total, 11 Nordic stores were opened or resited during the period. The total number of stores trading in the region at the year end was 168.

INTERNATIONAL RETAIL

OPERATING AND FINANCIAL REVIEW

1


2

UniEuro
Benvenuti nell'era

1. Giancarlo Pagano, sales adviser, UniEuro, Milan demonstrates digital camcorders.

2. The store in Trezzano, Milan is UniEuro's largest, trading from 63,000 sq ft.

3. Santiago Bonifacio, sales adviser, PC City, Madrid explains the benefits of PC Healthcheck.

4. Sales adviser, Roberto De Simone, assists customers at PC City, Milan.

5. *PC Perfetto*, the support package for desktops and laptops, was launched in PC City, Italy during the year.

6. PC City stores offer an extensive range of PC accessories.

UniEuro £m

	Sales	Operating profit
03/04	**570.5**	**40.3**
02/03	256.1	21.8
Total sales change	+123%	
Like for like sales change	+4%	

Ireland £m

	Sales	Operating profit
03/04	**72.1**	**1.4**
02/03	60.4	(0.6)
Total sales change	+19%	
Like for like sales change	+8%	

UniEuro
l'era dell'ottimismo

2003/04 was the first full year of the Group's ownership of UniEuro. Sales growth was particularly strong in large white goods and vision products, with a weaker performance in audio.

During the year, UniEuro introduced a new consumer credit offering, as well as launching exclusive and own-brand product ranges. At the end of the financial year, the first phase of a new warehouse in Piacenza was opened. UniEuro opened five new stores, including its first two stores in Sardinia. Three smaller stores were closed during the period, taking the total number of stores to 96.

Ireland

During the year, the Currys store in Liffey Valley was refitted, Currys in Waterford was converted into a PC World superstore, and a new PC World was opened in Dundalk. At the year end, the Group had 15 stores in Ireland with plans to open a further two stores in 2004/05.

INVESTMENT BUSINESSES

Total sales in investment businesses increased by 94 per cent to £237 million (2002/03 £122 million). Losses in these businesses were £36.4 million (2002/03 £32.1 million), reflecting the costs of entering the Italian and Swedish markets with PC City. The Group's investment businesses improved throughout the period, with lower year on year losses in the second half.

PC CITY
Computer Superstore

The product trends across mainland Europe were similar to those in the UK, with strong laptop sales offsetting desktops and good sales of accessories and computer peripherals. Investment losses were £24.8 million (2002/03 £22.4 million). Losses were reduced in Spain and France. Additional start-up costs were incurred through the Group's expansion into Sweden and Italy.

At the year end, there were 26 PC City stores trading in four countries. Since then, three further stores have opened – in Madrid, Paris and Rome – so that PC City currently trades from 29 stores.

At the half year end, the Group announced its plans to accelerate the rate of new store openings in Spain. The business is delivering consistent sales growth with all stores making a positive contribution to central costs, and the Group is now satisfied that the PC City business in Spain is sufficiently robust to pursue national coverage in that market. The Group expects to open eight stores in the next 12 months and sees the potential for at least 40 stores on the Iberian peninsula.

In the second half of the year, better progress was made in France. At store level, all PC City stores in this market are now profitable and the Group is seeking to open more stores in 2004/05, mainly in the Paris region. Both Sweden and Italy have made progress and the Group plans further store openings in these markets in the next 12 months.

Having successfully transferred the PC superstore retail model, the Group is extending its PC Service operation into mainland Europe. A new contact centre was opened in Madrid in September to service the Group's Southern European markets.

PC City £m

	Sales	Operating loss
03/04	150.5	(24.8)
02/03	75.8	(22.4)
Total sales change	+99%	









INTERNATIONAL RETAIL

OPERATING AND FINANCIAL REVIEW

ELECTRO WORLD

Electro World performed ahead of expectations in the second half despite continued competitive market conditions. Good market share gains were achieved in both Hungary and the Czech Republic. In the fourth quarter, the business implemented new sourcing arrangements whereby common supplier terms were agreed for Electro World and Elkjøp to support margin improvement plans.

During the year, three Electro World stores were opened – one in Hungary and two in the Czech Republic. At the year end, Electro World traded from nine stores, four in Hungary and five in the Czech Republic. Since the year end, the Group has opened another store in Hungary and a further store – also in Hungary – is expected to open during the next 12 months.

DISCONTINUED OPERATIONS – EUROPEAN PROPERTY

Operating profit in the discontinued European Property division was £2.2 million (2002/03 £15.0 million) on sales of £34 million (2002/03 £39 million). On 8 December 2003, the Group disposed of its 90 per cent holding in Codic International S.A. for €33.3 million. The consideration was equal to the Group's share of the net asset value of Codic of €37.0 million at 31 October 2003. As part of the transaction, the purchasers also assumed €41.8 million of net debt.

Electro World £m

	Sales	Operating loss
03/04	86.0	(11.6)
02/03	46.1	(9.7)
Total sales change	+87%	




ELECTRO WORLD




ELECTRO WORLD
HAMA



1. An Electro World customer takes advantage of spectacular opening offers.

2. Electro World's Cerny Most store in Prague trades from 44,000 sq ft.

3. Young customers at Electro World sample the wide range of games in store.

4. The impressive TV display at Electro World, Cerny Most, Prague.

5. Electro World stores offer more than 9,000 product lines.

FULLY INTEGRATED EUROPEAN SERVICE MODEL

The Group is developing a pan-European service infrastructure. International call centres in Nottingham and Madrid provide native language support to customers in the UK, France, Spain, Italy and the Nordic countries. Shared services ensure the delivery of a consistent standard of support to customers in core Group markets.



STRAX – Nordic Repair Service
Lincoln – pan-European spares supply
Nottingham
– Product Evaluation
– Internet Support
– IT Systems and development
– UK and Nordics Call Centre
Paris – Dedicated engineers
SOS – Italian Repair Service
Madrid – Southern European Call Centre and Workshop

OTHER FINANCIAL MATTERS

Share buyback

Following the disposal of Wanadoo shares and the sale of Codic International, the Group has reviewed its capacity to return surplus cash to shareholders, whilst maintaining a robust balance sheet and protecting the Group's lenders and bondholders. The Board has concluded that this can be most effectively achieved by the repurchase of £200 million of shares. This decision has been taken after considering the Group's annual lease payment commitments, its credit rating and future opportunities available to the Group which require it to retain financial flexibility.

Acquisitions

On 3 June 2003, the option to acquire the outstanding shares (4.3 per cent) in UniEuro S.p.A. at a consideration of €29.8 million was exercised with payment deferred until July 2004.

Pensions

The Group continues to account for pension costs under SSAP24. The defined benefit pension charge for the period was £18.0 million (2002/03 £18.1 million). The Group is also required to state, by way of note to the financial statements, the profit and loss account and balance sheet figures calculated under FRS 17. The Group's pension deficit under FRS 17, net of deferred tax, was £88.0 million, a reduction of £70.6 million compared with the corresponding deficit last year. This reduction reflects a year in which most pension schemes have benefited from improved asset performance. The Group has initiated a programme of changes to the pension arrangements to address the shortfall over the longer term including phased increases between August 2004 and August 2006 in both member and company contributions. The final salary section of the UK pension scheme has been closed to new members since 1 September 2002.

TREASURY POLICY

Management Treasury operations are managed within policies and procedures approved by the Board. Group Treasury reports regularly to the Group Executive Committee and is subject to periodic independent internal and external reviews. The major financial risks to which the Group is exposed relate to movements in exchange and interest rates. Where appropriate, cost effective and practicable the Group uses financial instruments and derivatives to manage these risks. No speculative use of derivatives, currency or other instruments is permitted.

Exchange rate risk The Group is exposed to exchange risk on overseas earnings and fluctuations in translated values of foreign currency assets and liabilities. The Group's policy is to match, in whole or in part, where cost effective, currency earnings with related currency costs and currency assets with currency liabilities through the use of appropriate hedging instruments.

Interest rate risk The principal interest rate risks of the Group arise in respect of sterling cash and investments and Euro borrowings. Potential exposure to interest rate movements is mitigated by the Group's policy to match the profile of interest receipts with that of its interest payments and interest based credit commissions and through the use of interest based hedging instruments.

Bank facilities and cash management It is Group policy to maintain committed bank and other facilities sufficient to meet anticipated financial requirements. Uncommitted facilities are also maintained and used if available on advantageous terms. At 1 May 2004, borrowings mainly comprised the Group's bonds and amounted to £359.6 million. Committed bank facilities at 1 May 2004 amounted to £440.8 million comprising mainly a £400 million syndicated bank facility maturing in September 2008 that was negotiated during the year. At 1 May 2004, total undrawn committed borrowing facilities available amounted to £429.6 million (£339.0 million). It is Treasury policy to ensure that a prudent level of committed facilities is available at peak trading periods, based on a percentage of headroom in excess of forecast working capital requirements. Peak borrowings for the Group in 2003/04 were £693.4 million, compared with committed facilities and funding of £1,011.7 million. The Group remains comfortably within all financial covenants, which mainly relate to interest cover, fixed charge cover and net gearing. The Company has a credit rating of Baa1, comparable with its peer group. Group Treasury policy on investment restricts counterparties to those with a minimum Moody's long-term credit rating of A3 and short-term credit rating of P1. Investments mainly comprise bank deposits and floating rate notes. The Group continuously reviews the credit quality of counterparties, the limits placed on individual credit exposures and categories of investments.

International Financial Reporting Standards

The Group, along with all listed companies in the European Union, will be required to prepare its financial statements under International Financial Reporting Standards (IFRS) and International Accounting Standards (IAS) for accounting periods commencing in 2005. Accordingly, the Annual Report and Accounts for the 52 week period ending 30 April 2005 will be the last to contain financial statements prepared in accordance with UK GAAP.

The Group has been following a transition plan to migrate its financial reporting from UK GAAP to international accounting in three phases: preliminary assessment, detailed impact study and implementation. The preliminary assessment phase began in 2002 and was completed in 2003. This identified the differences between UK GAAP and international accounting that will have the most significant impact on how the Group accounts for its activities. The detailed impact study began in January 2004 and is currently in progress. This comprises aligning the Group's accounting policies to IFRS and IAS and identifying detailed accounting and disclosure requirements that will necessitate changes to the Group's financial information systems. The implementation process will follow later this year and will include preparation for parallel financial statements for 2004/05 under both UK GAAP and international standards.

The International Accounting Standards Board (IASB), has undertaken an extensive exercise to develop new standards and improve existing standards. Since December 2003, the IASB has issued improvements to 15 international accounting standards and has issued four new IFRSs. Further changes are expected. Based on the work performed to date and current international standards, the significant differences that will arise from the adoption of international accounting are as follows:

Derivatives and hedge accounting IAS 39 (Financial instruments) requires all derivatives to be revalued to fair market values at each balance sheet date. The standard is more restrictive on when derivatives are treated as hedging a balance or transaction. If hedging criteria are not satisfied, the change in value of the derivative over the period must be taken to the profit and loss account, resulting in potential volatility in the Group's profit and loss account and balance sheet. In assessing the adoption of IAS 39, the Group has no current plans to amend its underlying treasury policies described above for the economic hedging of its exposures.

Share based payments IFRS 2 requires all share based payments, including share options and employee share schemes, arising since November 2002, to be shown as an expense in the profit and loss account. This expense is measured at the fair value of the award and is charged over the vesting period.

Leases IAS 17 establishes a new methodology to determine whether leases are to be treated as operating leases or finance leases. This particularly affects leases over land and buildings which must be split into their constituent parts and assessed separately. A review of the Group's portfolio of operating leases is being undertaken to determine whether the current operating lease treatment remains appropriate under IAS 17.

Goodwill IFRS 3 (Business combinations) requires that on acquisition of new businesses after March 2004, a value is attributed specifically to all separately identifiable intangible assets. Such amounts are then to be amortised over periods not exceeding 20 years. The remaining difference between consideration paid and the fair value of net assets acquired is attributed to goodwill. Goodwill is required to be held at cost and is not to be amortised. Instead, it is to be subjected to annual impairment tests. Any existing goodwill will be carried at the amortised amount and will no longer be amortised.

Retirement benefits Under IAS 19 (Employment benefits), the net financial position of the Group's defined benefit pension scheme, based on the market values for the scheme's assets and scheme liabilities, will be included on the balance sheet. This treatment and the related disclosures have many similarities with the requirements of FRS 17, which are reflected in note 27 to the financial statements.

Going concern

After making due enquiry, on the basis of current financial projections and borrowing facilities available, the directors are satisfied that the Group has adequate resources to continue in operational existence for the foreseeable future. Accordingly, the directors continue to adopt the going concern basis in preparing the financial statements.

JEREMY DARROCH
Group Finance Director

THINK RESPONSIBLY

CORPORATE CITIZENSHIP

THE BOARD VIEWS CORPORATE SOCIAL RESPONSIBILITY AS A SET OF VALUES TO BE EMBEDDED IN THE GROUP'S DAY-TO-DAY OPERATIONS AND ACTIVITIES.



DAVID LONGBOTTOM // Group Human Resources Director

The Group has made good progress on a wide range of Corporate Social Responsibility (CSR) matters. Our *Being the Best* principles require all employees to operate with integrity; give outstanding service to customers; respect colleagues; and continually seek ways to improve performance.

In its approach to Corporate Social Responsibility, the Group seeks to implement these principles in an operationally and administratively efficient manner, maximising shareholder value whilst offering benefits to other stakeholders.

Structures

The Group operates a CSR Committee, chaired by the Company Secretary. Social, environmental, ethical and reputational issues are reviewed and where appropriate mitigating or corrective arrangements are implemented. The Committee monitors compliance with legislation, regulations and best practice, including environmental matters, health and safety, trading standards, employment, disability and community relations.

Accountability

The CSR Committee reports to the Group Board. The Group Human Resources Director is the Executive Director with Board responsibility for CSR matters, including specific responsibility for environment and health and safety. During the period, the Committee completed its initial review of the Group's CSR position. The Group Board has considered the results of this systematic assessment of risks, opportunities and proposals for development.

Reporting

The Group does not publish a separate CSR statement or report. Such documents can only provide a snapshot of activity in a field that is continually changing. Instead, the matters described below provide a summary of the breadth of Group CSR activity and the issues which the Board considers to be most relevant to the Group's operations. Further information is available on the corporate website, www.dixons-group-plc.co.uk where it is updated to reflect the Group's most recent position and progress.

UNDERSTANDING STAKEHOLDERS

The Group has identified the main stakeholders in its business as investors, customers, employees and their families, business partners and suppliers, local communities, the environment, legislators and enforcement authorities. The CSR Committee assesses the Group's policy in relation to these stakeholders by examining the following information:

- standards, codes and other indicators, including voluntary and statutory reporting;
- measurement, audit or validation of CSR performance by external sources; and
- legislative, regulatory and best practice developments.

During the year the Group commissioned MBA students at the London Business School to examine the work of the Committee, assess the Group's corporate responsibility position in relation to a range of indicators and develop proposals for improvement. The Group has already begun to address the matters raised in this study, further details of which may be found on the corporate website.

REPORTING PERFORMANCE

The Group participates in a limited number of surveys and questionnaires to benchmark performance and assess progress. These are chosen for their authority, comprehensiveness and reach among stakeholder groups. The Group publishes a summary of answers to frequently asked CSR questions on its website.

In the last Business in the Environment Index of Corporate Environmental Engagement, the Group's score was 73 per cent (2002/03 74 per cent), having increased by eight percentage points in the previous year. The Group was a constituent member of the Dow Jones Sustainability Indexes and *FTSE4Good* during the period. It achieved ninth position – the highest score among non-food retailers – in *The Times* Corporate Profile series, a two-year assessment of FTSE 100 companies.

The Group has not previously used special indicators to assess CSR performance, preferring to concentrate on interpreting existing performance measures in CSR terms. However, during the period, the CSR Committee developed proposals to gather and publish data in the year ahead, and establish reportable performance indicators. This reporting will be included in next year's Annual Report and Accounts, with interim information available where possible on the corporate website. The indicators are:

Community	Value of donations to good causes
Environment	Waste produced and recycled
Employment	Employee profile by age, gender, ethnicity
Health and Safety	Accidents and injuries at Group sites
Ethical standards	Enforcement of the Group's supply chain standards code

The Board will review a performance assessment against these indicators annually. The CSR Committee will review their relevance periodically.

COMMUNITY

Charitable donations

During the period the Group donated £875,000 to The Dixons Foundation, a registered charitable trust. The Group encourages applications for support from community groups and small charities, particularly in areas where it has high concentrations of employees. More than 350 local organisations benefited from support during the period. The Foundation also supports larger scale initiatives, particularly in education, for example sponsoring the Chair in Entrepreneurship and Innovation at Edinburgh University and the Dixons City Technology College in Bradford.

Employees in the UK choose charities to support in an organised campaign under the banner "Charity of the Year". The Group's current campaign is called *Action4Disability*, a consortium of four charities: the Parkinson's Disease Society, Headway (the Brain Injury Association), the Down's Syndrome Association and Action For Blind People. The Group is on target to raise £450,000 from the campaign during the European Year of Disabled People.

Supporting local communities

To improve local links and promote good community relationships, the Group has developed a new resource for local managers at stores and other Group sites. The Community Kit is an innovation unique to the Group, providing ideas for local action and support for community initiatives. Employees are encouraged to get involved in local projects and the Group has established an informal network of employee "community champions" in the UK to support activities and share information.

The Group has introduced community-related training options for personal and management development including volunteering, mentoring and skills-transfer opportunities ranging from working with young offenders to offering management advice to schools and other local organisations. During the period more than 100 employees volunteered to answer phones and accept donations at the Group's call centres in Nottingham and Sheffield for the *Red Nose Day* appeal.

Partnership working

In the UK the Group has been instrumental in two new crime reduction programmes. Working with the Mobile Crime Action Forum (MICAF) and the Home Office, the *Immobilise* campaign has seen mobile phone-related crime – particularly street thefts – decline significantly, protecting customers and staff, reducing costs and tackling disorder. During the period, the Group worked with the Home Office, Metropolitan Police and other retailers to pilot *ShopWatch*, a project to increase local police presence in shopping areas by supporting the training and deployment of Special Constables. The majority of the new recruits are Group employees.

The Group supports the work of CREATE, which trains disadvantaged people in domestic appliance repair and provides low-cost refurbished appliances to local communities. The Group donates end-of-life appliances for recycling and refurbishment. The Dixons Foundation this year contributed to a bursary fund to enable some of CREATE's customers to receive free recycled appliances. The Group has established a working partnership with REMPLOY, a leading provider of employment opportunities for disabled people.

ENVIRONMENT

Integrating environmental concern

The Group is committed to achieving high standards of environmental management by integrating environmental policies into core business processes wherever possible. The Group does this by:

- increasing the understanding of environmental impact by measurement, analysis and comparison;
- raising awareness by pursuing dialogue with interested stakeholders; and
- reducing impacts through a proactive programme of environmental management.

During the period, the Group published formal policy statements on energy and waste management. These are available on the website, together with examples of programmes aimed at reinforcing them. As part of the Group's move towards formal CSR indicators, environmental data will also be published on the website.

The Group continues to monitor developments in advance of the implementation, next year, of the Waste Electronic and Electrical Equipment Directive. The Group's existing recycling arrangements are supported by customers and already deliver significant benefits to the environment by reducing the inappropriate disposal of many larger domestic electrical appliances. The Group is encouraging legislators to recognise these social and environmental benefits.

PACKAGE WASTE RECYCLING PER YEAR IN TONNES

	Card	Paper	Plastic film	Polystyrene	Total tonnage	Change
2003/04	**2,038**	**241**	**42**	**290**	**2,611**	**–1.9%**
2002/03	2,059	235	54	316	2,664	

AVERAGE CO_2 EMISSIONS FROM FLEET CARS

	Grams	Change
2003/04	**144.00**	**–4.5%**
2002/03	150.86	

Continuing innovation

The Group's reduced-plastic carrier bags saved 262 tonnes of plastic last year. During the period, the Group introduced new 100 per cent recycled carrier bags, the first such product to be widely available from a branded retailer. The bags are made in the UK from post consumer plastic waste generated in the UK. Every tonne of bags made saves the equivalent of 1.8 tonnes of oil. The Group and its supplier Nelson Packaging won the *Best Environmental Initiative* category at the 2004 Plastics Industry Awards for the new bags.

The tables on page 30 give the Group's UK performance against previously reported environmental indicators and show a reduction in packaging waste delivered in part by efforts to encourage suppliers to use less packaging.

EMPLOYMENT

An inclusive workplace

The Group seeks to provide equal opportunities to all its employees regardless of age, sex, colour, race, religion or ethnic origin. The Group's flexible working arrangements attract and help retain the best people. An independent employee assistance programme offers free advice and support across a range of practical, financial, legal and personal issues. *Respect for People* and *Being the Best*, the Group's flagship values programmes, help create an environment free from harassment, bullying and discrimination, with strong team spirit and a common sense of purpose.

The Group seeks to engage all employees in both its short and long-term goals. This is achieved through management briefings, focus groups, audiovisual presentations, newsletters and intranets. The Group's employee newspaper, *Frontline*, has been awarded the Plain English Campaign's Crystal Mark for clarity. Employee feedback is obtained through surveys which shape the design of reward and training programmes and help the Group maintain appropriate employment policies.

The Chief Executive chairs the Dixons Group European Forum, a body of elected employee representatives. Group businesses operate local forums of elected representatives that provide the framework for consultation.

Performance and reward

The Group maintains a strong focus on performance management to identify and develop high performers and help employees to be more effective in their roles. Bespoke training programmes equip employees with the skills needed to provide excellent customer service at all levels. The Group operates four levels of management training run in conjunction with leading academic institutions. Over 80 per cent of the first graduates of the Group's Executive Development Programme have now been promoted. In the UK, the Group arranges language training classes for employees.

The Group operates a number of share schemes that encourage employees' direct contribution to achievement of Group and divisional goals and reward individual and collective success. Details are contained in the Remuneration Report. Sharesave schemes in which there are approximately 5,000 participants are operated in the UK and Ireland. More than 12,000 employees throughout the Group participate in discretionary share option schemes.

The Group's PC ServiceCall business in Nottingham beat international competition to be named *Best Place to Work* in IT by *Computer Weekly* magazine. The award reflects the Group's focus on high performance workplaces.

Disability issues and customer service

The Group is a member of the Employers' Forum on Disability and maintains its strong focus on disability issues. The Group has conducted store and website accessibility audits and mystery shopping, refreshed its training procedures, constructed an intranet-based learning resource for employees and is well advanced in preparations for the implementation of further provisions of the Disability Discrimination Act in October 2004.

The Group is pleased to have achieved *Positive About Disability* status, represented by the "two ticks" symbol. The Link store in Leeds won a National DeafBlind Friendly Award during the year.

Further information, including the Group's full statement of policy on disability issues, is available on the website. Any part of the Annual Report and Accounts, or any document from the corporate website, is available in alternative formats on request to disability@dixons.co.uk or by telephoning 01727 204474 or minicom 01727 206753.

HEALTH AND SAFETY

Policy and procedures

The Group Human Resources Director is responsible for health and safety at Board level. The Board has approved a new health and safety policy statement. The Group has established a comprehensive health and safety training plan for UK personnel and is taking a fresh look at risk assessments for its stores. The Group has introduced new performance management tools, including more regular reporting of data to senior management and improved focus on risk assessment and legislative compliance. Locally, procedures are reviewed regularly in health and safety forums and by operations managers. The Group is on course to bring overseas procedures in line with the high standards achieved in the UK. A copy of the Group health and safety report is published on the website.

Additional support

The Group offers an employee assistance programme, operates a formal stress recognition and management policy and a rehabilitation programme for employees injured at work. The management of occupational road risk features

HEALTH AND SAFETY MANAGEMENT

	2003/04	2002/03
Average UK employees headcount in the year (FTE)	**23,571**	24,024
Reports made under the UK Reporting Injuries, Diseases and Dangerous Occurrences Regulations 1995 and Safety, Health & Welfare at Work Act 1989 (Ireland)	**299**	412
Of which:		
Injuries (22 designated major, 2002/03: 66)	**297**	412
Fatality	**1**	0
Reportable disease	**1***	0
Dangerous occurrences	**0**	0
Reports per 1,000 employees	**12.6**	17
Total accidents	**3,241**	4,002
Change	**-19.0%**	
Days lost in consequence:		
Retail operations	**1,519**	1,624
Non-retail	**3,905**	1,736
Total days lost	**5,424**	3,360
Days lost annually as percentage of total employee days	**0.10%**	0.06%
Reported violence or threat of violence against employees	**361**	458
Change	**-21.2%**	

*Meningitis

prominently in the Group's strategy for reducing motor vehicle accidents. Store-based employees receive guidance on handling potentially violent situations and avoiding confrontation.

The safety of customers, suppliers and other visitors is treated with equal importance. Stores are required to carry out weekly health and safety checks to identify and make good shortcomings.

A quality assurance programme exists for all products. Close relationships with suppliers promote effective product testing and regular inspections of manufacturing facilities. The Group operates robust product recall procedures which, despite considerable growth in unit sales, are still called upon less than once a year on average.

The Group's performance on health and safety is shown in the data table. The Group regrets to report that one of its employees died in tragic circumstances. Ian Jones, based at the Group's distribution centre at Erith, was killed by criminals who stole his delivery vehicle. The Group has closely supported his family and colleagues as well as offering every possible assistance to the authorities investigating his death.

ETHICAL STANDARDS

Supply chain management

The Group has continued to audit own-brand suppliers in Asia against its ethical procurement standards, although progress this year was slowed by the SARS outbreak. One supplier was de-listed during the year for non-compliance. The Group has begun assessing the extent to which branded suppliers meet the criteria adopted for own-brand products and good progress has been made to date in securing agreements on acceptable standards.

Trading standards

During the period, the Group in the UK has consulted widely with enforcement authorities to identify, address and rectify issues relating to trading standards performance. Our *Building Bridges* programme to develop better links, has created valuable dialogue with various local authorities and national bodies. Outcomes to date include better procedures for handling queries from enforcement authorities, new mystery shopping exercises, and better information sharing on standards issues.

Payment of suppliers

It is the Group's policy to agree terms of payment with its suppliers. Payments are made in accordance with these terms provided that the supplier has complied with all relevant contractual obligations. Trade creditors at 1 May 2004 represented 35 days of annual purchases made during the period (3 May 2003 38 days).

Conduct

All senior managers must certify annually their compliance with the Group's internal statement of ethical conduct. The Group's policies on gifts and inducements conform with the highest standards of business practice and avoid real or potential conflicts of interest or conflict with legal requirements in the markets where it operates. The Group has rewritten its policy on "whistle-blowing" to include a facility for employees to contact an independent body to register concerns. The Group acknowledges with gratitude the assistance of the charity *Public Concern at Work* in developing this policy.

Disclosure

The Group does not generally respond to untargeted surveys and questionnaires about CSR related issues. The information provided here, on the website, and elsewhere within this Report and Accounts addresses many common CSR questions. The Group will however consider reasonable requests for further information. These should be directed to the Company Secretary.

D. A. Longbottom

DAVID LONGBOTTOM
Group Human Resources Director

BOARD OF DIRECTORS

1



2



3



4



5



6



7



8



1 **SIR JOHN COLLINS,** Chairman ◇
Sir John Collins (62) joined the Board in September 2001 as Deputy Chairman and was appointed Chairman in September 2002. He is a director of NM Rothschild & Sons, the Peninsular and Oriental Navigation Company and Chairman of the DTI/DEFRA Sustainable Energy Policy Advisory Board. He joined Shell in 1964 and was Chairman and Chief Executive of Shell UK, 1990 to 1993. He was Chief Executive of Vestey Group from 1993 to 2001. Previous appointments include Chairman of National Power plc, Chairman of Cantab Pharmaceuticals, a director of BSkyB, Stoll Moss Theatres and the London Symphony Orchestra. Sir John has also served as Chairman of the Advisory Committee on Business and the Environment, Chairman of the DTI's Energy and Advisory Panel and as a governor of Wellington College. He is Chairman of the Nominations Committee.

2 **JOHN CLARE,** Group Chief Executive ◇
John Clare (53) joined the Group as Marketing Director of Dixons in 1985. He was appointed Managing Director of Dixons Stores Group in 1988, when he also joined the Group Board. He became Group Managing Director in 1992 and Group Chief Executive in 1994. He is a non-executive director of Hammerson plc, Chairman of the Government's Ambition Retail taskforce, a member of the National Employment Panel and of the Edinburgh University Development Board. Before joining Dixons he held senior posts at Ladbroke Group plc and Mars Inc.

3 **JEREMY DARROCH,** Group Finance Director
Jeremy Darroch (41) joined the Group in January 2000 as Retail Finance Director and was appointed Group Finance Director in March 2002. He resigned from the Board on 19 July 2004.

4 **DAVID LONGBOTTOM,** Group Human Resources Director
David Longbottom (60) was appointed to the Board in November 2002. He joined the Group as Management Development Director in 1987 and held senior roles in Currys, Retail Operations and Mastercare before being appointed Group Human Resources Director in 1996. He is the Board member responsible for corporate social responsibility and health and safety. David is a director of P. Kotsovolos S.A., a non-executive director of Luminar plc, a member of the Royal College of Science and of the Institute of Personnel and Development. He joined the Group from Lloyds of London having previously held positions at Courtaulds plc and British Gas.

△ Member of the Audit Committee
◇ Member of the Nominations Committee
□ Member of the Remuneration Committee

5 **COUNT EMMANUEL D'ANDRÉ,**
Non-Executive Director △ ◇
Count Emmanuel d'André (66) joined the Board in February 2002. He is a non-executive director of Robert Bosch France and a member of the Board of La Mondiale (Insurance). His previous positions have included membership of the advisory committee of Banque de France, Chairman of Trois Suisses International Group, Chief Executive of Lapaud International, senior consultant with Arthur D. Little, Paris, Development Director of the Express Group and a senior international manager with Camping Gaz. He was a non-executive director of Auchan for six years.

6 **RITA CLIFTON,** Non-Executive Director △ ◇ □
Rita Clifton (46) joined the Board in September 2003. She is Chairman of Interbrand and previously spent 18 years in the advertising industry including positions with Saatchi & Saatchi and J Walter Thompson. She is a member of the Government's Sustainable Development Commission and has been involved with several Government and Millennium projects on environmental and communications issues. She also sits on the Board of Advisers of the Judge Institute of Management Studies at the University of Cambridge.

7 **ANDREW LYNCH FCA,** Non-Executive Director △ ◇ □
Andrew Lynch (47) joined the Board in May 2003. He is a Director of Compass Group, where from 1997 to 2003 he held the position of Group Finance Director and is now Chief Executive Officer of Select Service Partner, its concessions catering Division. His earlier career included corporate finance and financial management positions with Prudential Corporation plc and KPMG. He is a Fellow of the Institute of Chartered Accountants. He is Chairman of the Audit Committee and the Board's designated Senior Independent Director.

8 **JOHN WHYBROW,** Non-Executive Director △ ◇ □
John Whybrow (57) joined the Board in June 2003. He is Chairman of Wolseley plc having been a non-executive director of Wolseley between 1997 and 2002. He has been Chairman of CSR plc since its flotation in February 2004. He joined Philips in 1970 and was Executive Vice President of Royal Philips Electronics from 1998 to 2002. He received the Polish Order of Merit in 2002. He is Chairman of the Remuneration Committee.

From 19 July 2004
KEVIN O'BYRNE, Group Finance Director
On 19 July 2004 Kevin O'Byrne was appointed Group Finance Director. A resolution to re-appoint him as a director will be proposed at the annual general meeting on 8 September. Biographical details are given in the notice of meeting.

SENIOR MANAGEMENT

GROUP MANAGEMENT

COMPANY SECRETARIAL & LEGAL
Geoffrey Budd
Neil Ogilvie

FINANCE, SYSTEMS & CORPORATE DEVELOPMENT
Iain Andrew
Steve Carroll
Andrew Milliken
Kevin O'Byrne*
Andrew Owen
Martin Sidders

HUMAN RESOURCES
Camilla Aitchison
Ben Bengougam
Louise Bentham
John Francis
David Longbottom*

PURCHASING
Neil Robertson
Ken Sladen

PROPERTY & STORE DESIGN
Martin Meech
George Wilding

FINANCIAL SERVICES
David Campbell
Max Frei
Dorothy Winrow

UK RETAIL SUPPORT

Peter Ambrose
Neale Chinery
Roger Dew
Mark Feltham
Bruce Marsh
Sue Philipson
Peter Riordan
Kath Roach

UK & IRELAND ELECTRICALS

Tim Clifford
Simon Davies
Irene Paull
Elaine Rowe
Nick Wilkinson*

CURRYS
Pete Bowers
Richard Carter
Carl Cowling
Steve Crook
Mike Hedgecox
Peter Keenan
Paul McClenaghan

DSG IRELAND
Bryan Magrath

DISTRIBUTION
Michael Carse
John Dunne
Martin Fletcher

DIXONS

Richard Ames
Matt Dixon
John Mewett
Mike Nuttall
Liz Purdy
Nick Wood*

COMPUTING & COMMUNICATIONS

Andrew Gabriel
Simon Turner*
James Welsh

PC WORLD UK
Phil Birbeck
Steve Campbell
Peter Duncombe
Paul Mitford
Neil Old

PC WORLD BUSINESS
David Gould
Derek Lloyd

GENESIS COMMUNICATIONS
Richard Millman

PC CITY EUROPE
Jorge Benlloch
Keith Jones

Spain
Fernando de Vicente

France
Etienne Alexandre

Italy
Guido Zucchi

Sweden
Morten Syversen

SERVICE
Nick Fisher
Edward Fitzmaurice
Bill Marsh
Peter Northwood

THE LINK
Mike Ashley
Simon Crowfoot
Elizabeth Fagan
Paul Nunn

EUROPEAN ELECTRICALS

Per Bjørgås*
Nicholas Cadbury
Mark Rollman
Fredrik Steenbuch

ELKJØP
Nils Petter Bjørnstad
Ronny Blomseth

Denmark
Jesper Boysen

Norway
Henrik Bjonnes

Finland
Irmeli Rytkönen

Sweden
Per Sigvardsson

ELECTRO WORLD
Geir Langbakken

Hungary
Peter Sebestyen

Czech Republic
Jiri Rizek

UNIEURO
Piero Bagnasco
Felice Cippolina
Corrado Colli
Gianni Gandolfi
Alberto Mosca

OMNI SOURCE
Geoff Bellingham
Terry Greenwood
Kristian Kulsrud
Phil Logan

* Member of the Group Executive Committee

ACCOUNTS

DIRECTORS' REPORT

The directors present their report and the audited consolidated financial statements of Dixons Group plc (the Company) and its subsidiary and associated undertakings (the Group) for the 52 weeks ended 1 May 2004. Comparative figures are for the 53 weeks ended 3 May 2003.

The Group's results together with a review of its operations and future prospects are set out in the Chairman's Statement, Chief Executive's Review, Operating and Financial Review and Corporate Citizenship review which form part of this report.

PRINCIPAL ACTIVITIES

The Company is the parent company of a group engaged in the retail sale of high technology consumer electronics, personal computers, domestic appliances, photographic equipment, communication products and related financial and after-sales services. The Group also undertakes business to business sales in the computer and communications sectors. Its subsidiaries operate in the UK, the Nordic region, Italy, Spain, Ireland, France, Hungary and the Czech Republic. The Group also has retail interests in Greece.

POST BALANCE SHEET EVENT

On 4 June 2004 the Group acquired for cash consideration of £20.7 million the UK operations of Micro Warehouse, a business to business seller of computers and related goods and services under the Micro Warehouse, MacWarehouse, Inmac and Technomatic brands.

DIVIDENDS

An interim dividend of 1.660 pence per share was paid on 1 March 2004 to shareholders on the register at the close of business on 30 January 2004. The directors recommend the payment of a final dividend of 5.660 pence per share, making total dividends of 7.320 pence per share for the period (2002/03 6.655 pence per share). Subject to shareholders' approval at the forthcoming annual general meeting, the final dividend will be paid on 30 September 2004 to shareholders on the register at the close of business on 27 August 2004.

Information on the Company's Dividend Reinvestment Plan is available from the Registrars whose details are on page 92.

SHARE CAPITAL

Details of the Company's share capital, including changes to the issued share capital during the period, are given in note 24 to the financial statements.

Details of share options granted and exercised in the period and consideration received are shown in note 25 to the financial statements.

At the annual general meeting held on 10 September 2003 shareholders authorised the directors to make market purchases of the Company's ordinary shares to a maximum of 194 million shares for a period expiring on the date of the next annual general meeting. Shareholders will be asked to renew this authority at the annual general meeting on 8 September 2004. On 23 June 2004 the Company announced its intention to repurchase shares to the value of £200 million through a share repurchase programme.

SUBSTANTIAL SHARE INTERESTS

At 23 June 2004 the following interests of more than 3 per cent in the issued share capital had been notified to the Company pursuant to sections 198 to 210 of the Companies Act 1985 (as amended):

	Number of ordinary shares	% of issued share capital
The Capital Group Companies, Inc.	175,250,519	8.99%
FMR Corp. and Fidelity International Limited	173,591,582	8.91%
Barclays PLC	79,523,256	4.08%
Aviva plc	62,019,108	3.18%
Legal & General Group Plc	61,495,190	3.15%
Oppenheimer Funds, Inc.	59,052,965	3.03%

DIRECTORS

Details of the directors who served throughout the period are shown on pages 34 and 35. The following changes occurred during the period:

	Date	Appointment/Resignation
Executive		
David Hamid	20 May 2003	Resignation
David Gilbert	1 September 2003	Resignation
Mark Souhami	1 September 2003	Resignation
Non-executive		
Andrew Lynch	20 May 2003	Appointment
John Whybrow	24 June 2003	Appointment
Rita Clifton	1 September 2003	Appointment
Lord Blackwell	1 September 2003	Resignation
Karen Cook	2 September 2003	Resignation

In accordance with the Articles of Association, Sir John Collins and Count Emmanuel d'André will retire by rotation at the annual general meeting and, being eligible, will offer themselves for re-appointment. Their biographies are shown on page 35. Subject to their re-appointment, Sir John Collins and Count Emmanuel d'André have been appointed, pursuant to letters dated 3 July 2001 (subsequently amended) and 30 January 2002 respectively, for three year terms ending on 11 September 2005 and 1 September 2005 respectively. The Board is satisfied that the performance and commitment of both the retiring directors qualify them for re-appointment to the Board.

The interests of the directors in the share capital of the Company are shown in the Remuneration Report on pages 54 and 55. No director had any beneficial interests in the shares of any subsidiary undertaking or in any contract or arrangement (apart from contracts of service) to which the Company or any subsidiary was a party during or at the end of the financial period.

POLICY AND PRACTICE ON PAYMENT OF SUPPLIERS

The Group's policy and practice on payment of suppliers is shown in the Corporate Citizenship review on page 33.

POLITICAL AND CHARITABLE DONATIONS

During the period, the Group donated £875,000 (2002/03 £875,000) to The Dixons Foundation, a registered charitable trust. Further details of the Group's charitable activities are set out in the Corporate Citizenship review on page 29.

At the annual general meeting held on 10 September 2003 shareholders gave authority to the directors to make donations to EU Political Organisations and to incur EU Political Expenditure as defined in the Companies Act to an aggregate amount not exceeding £50,000 in the two-year period ending with the annual general meeting in 2005. During 2003/04, the Company made no payments (2002/03 £5,665), which constituted EU Political Expenditure.

EQUAL OPPORTUNITIES AND EMPLOYEE INVOLVEMENT

Details of the Group's equal opportunities policies and the ways in which it seeks to involve employees in the Group's business are set out in the Corporate Citizenship review on pages 31 and 32.

AUDITORS

Deloitte & Touche LLP are willing to continue in office as auditors to the Company. Resolutions for their re-appointment and to authorise the directors to agree their remuneration will be proposed at the forthcoming annual general meeting.

ANNUAL GENERAL MEETING

The annual general meeting will be held on 8 September 2004 at The Marriott Hotel, Grosvenor Square, London W1 at 11.30 a.m. In addition to standard items of business, shareholders will be asked to approve amendments to the Company's Articles of Association and Employee Share Schemes. Notice of the meeting, together with full details and an explanation of the business to be considered, is given in a separate letter accompanying this report.

By Order of the Board

G D BUDD
Secretary
23 June 2004

CORPORATE GOVERNANCE

The Company maintains high standards of corporate governance for which the directors are collectively accountable to shareholders. Sound governance is central to achieving the directors' prime objective of maximising shareholder value and comprises, principally, the processes by which the Group is directed and managed, risks are identified and controlled and effective accountability is assured.

COMBINED CODE

The following statement, together with the Remuneration Report on pages 48 to 56, the Audit Committee Report on pages 46 and 47 and the Nominations Committee Report on page 47 sets out the manner in which the Group has throughout the period applied the principles contained in section 1 of the Combined Code on Corporate Governance issued by the UK Financial Services Authority in June 1998 ("the Combined Code"). The statement also reflects the manner in which the Board has sought compliance with the revised Combined Code, published by the Financial Reporting Council in July 2003 which includes suggestions for good practice from the Higgs Report and guidance on audit committees (the Smith Guidance). The revised Combined Code will take effect for the Company for the 52 week period ending 30 April 2005.

BOARD OF DIRECTORS

As reported last year, a restructuring of the Board was announced on 20 May 2003 with the principal aim of achieving a more even balance between executive and non-executive representation, a structure endorsed by the Higgs Report. Accordingly since 1 September 2003 the Board has comprised a non-executive Chairman, four non-executive directors considered by the Board to be independent and three executive directors. Changes to the Board during the period are set out in the Directors' Report on page 39. Detailed biographies of the Board members are shown on page 35.

During the year the Board reviewed and updated the schedule of matters reserved to it for decision. These include:

- approval of the Group's strategy and annual budget;
- overseeing of the Group's operations to ensure competent and prudent management, sound planning, an adequate system of internal control, appropriate accounting, keeping of proper records, and compliance with statutory and regulatory obligations;
- approval of acquisitions and divestments; and
- annual review and approval of the overall levels of insurance for the Group including directors' and officers' liability insurance and indemnification of directors.

The full schedule of matters reserved for the Board appears on the corporate website (www.dixons-group-plc.co.uk).

An annual meeting of the Board focuses on the longer term strategic direction of the Group and the markets in which it operates. An evaluation of the effectiveness of the Board and its principal committees and of their processes was undertaken in July 2003 to an agenda constructed with the assistance of the Company's auditors. This process is being repeated in 2004 and includes an assessment of the individual members of the Board facilitated by a senior member of the HR team with recent relevant management consultancy experience.

There is frequent contact between directors to progress the Group's business.

A corporate governance framework has been approved by the Board defining the role and responsibilities of the constituent elements of the Group's management structure. This enables the Board to plan, execute, control and monitor the Group's activities to achieve its strategic objectives.

The Chairman ensures that the Board has full and timely access to all relevant information and holds occasional meetings with the non-executive directors to discuss corporate strategy and performance.

The offices of Chairman and Group Chief Executive are held separately and written statements of their responsibilities have been approved by the Board. Throughout the financial period Sir John Collins fulfilled the role of Senior Independent Director. Since 18 May 2004, Andrew Lynch has been designated by the Board as the Senior Independent Director.

All directors have access to the services of the Company Secretary and may take independent professional advice at the Company's expense in the furtherance of their duties. On appointment, each director receives a tailored induction programme into the Group together with guidance and training appropriate to their level of previous experience. Non-executive directors are encouraged to meet members of senior management regularly and to undertake visits to all parts of the Group, particularly newly acquired and developing businesses. Directors are kept informed of changes in relevant legislation and changes in commercial and financial risks.

The Articles of Association require one third of the Board not otherwise subject to re-appointment by shareholders to retire by rotation each year and ensure that over a three-year period each director is subject to re-appointment by shareholders in general meeting. Details of the directors retiring by rotation at the annual general meeting on 8 September 2004 are set out in the Directors' Report on page 39.

The Board met nine times during the period excluding ad hoc meetings convened to deal with procedural matters. All directors attended all meetings apart from Andrew Lynch who was unable to be present on 22 July 2003.

BOARD COMMITTEES

The Board has established a number of committees to which it has delegated specific responsibilities. Trading divisions are managed by separate executive committees. Separate reports from the Audit, Nominations and Remuneration Committees, including details of membership and terms of reference, are set out on pages 46 to 56. Membership of the other principal committees and a summary of their terms of reference are shown below:

Members (number of meetings attended during the period)	Meetings held during period	Summary terms of reference
Chairman's Committee		
Sir John Collins (Chairman) (11) Mark Souhami (3) (until 1 September 2003) John Clare (11) Jeremy Darroch (11) David Longbottom (10)	11	A forum for the Chairman to monitor and review the development and implementation of strategy and to report appropriately to the Board.
Group Executive Committee		
John Clare (Chairman) (6) Per Bjørgås (4) Jeremy Darroch (5) David Gilbert (3) (until 6 February 2004) David Hamid (until 23 May 2003) David Longbottom (5) Simon Turner (6) Nick Wilkinson (6) Oscar Farinetti (1) (until 30 August 2003) Nick Wood (from 1 May 2004)	6	Responsible for the implementation of strategy and the day to day management of the Group's business.

The Company Secretary is secretary of the Audit, Remuneration, Nominations and Chairman's Committees. These committees operate within written terms of reference approved by the Board which are available on request from the Company Secretary and may be viewed on the corporate website at www.dixons-group-plc.co.uk. The Board receives and reviews minutes of their meetings.

RELATIONS WITH SHAREHOLDERS

The Board attaches considerable importance to the maintenance of constructive relationships with shareholders. Effective two way communication with institutional investors and analysts is established through regular presentations and meetings in the UK and overseas, usually by the Group Chief Executive and Group Finance Director. The Chairman holds occasional meetings with major shareholders to discuss matters of mutual interest including corporate strategy and governance issues. Matters arising from these presentations and meetings are communicated to the Board. Presentations are conducted in accordance with the Financial Services Authority's guidance on the dissemination of price sensitive information to ensure the protection of such information which has not already been made available generally to the Company's shareholders.

The annual general meeting is regarded as an opportunity to communicate directly with private shareholders. The chairmen of the Audit, Remuneration and Nominations Committees are available at the meeting to answer questions from shareholders. Notice of the annual general meeting and related documents are mailed to shareholders at least 20 working days before the meeting. Separate resolutions are proposed on each substantially different issue. The notice is contained in a separate circular accompanying this report.

In addition to the interim and annual reports, shareholders can obtain information about the Group posted on the corporate website www.dixons-group-plc.co.uk.

Services available to shareholders are summarised on pages 92 and 93 of this report.

PENSION SCHEMES

The Group operates a number of defined contribution and defined benefit pension schemes. The principal scheme operates in the UK where the Group maintains a funded defined benefit pension scheme and a defined contribution scheme.

The assets of the scheme are held separately from those of the Group by trustees. There are six trustees: three members of senior management and three external trustees [Hugh Jenkins CBE [Chairman], Mrs Jane Newell OBE and Dr Ann Robinson]. The power of appointment of new trustees is vested in the trustees. Asset management is delegated to four independent companies whose performance is monitored by a specialist performance measurement service. Custody and investment management functions are separated. The scheme's accounts are audited annually by Nexia Audit Limited, who are not auditors to any Group companies. Members of the scheme receive an annual statement of their accrued benefits and a copy of the trustees' annual report.

The defined benefit section of this scheme has been closed to new members since 1 September 2002. Membership of the defined contribution section of this scheme is available to all UK employees of the Group with a year's service or more as at 1 March 2003. Further information about pensions is given in note 27 to the financial statements.

INTERNAL CONTROL

In accordance with the guidance of the Turnbull working party set out in "Internal Control: Guidance for Directors on the Combined Code", the Group has established an ongoing process for identifying, evaluating and managing the significant risks faced by the Group and for reviewing the effectiveness of the system of internal control. This process was in place throughout the 52 weeks ended 1 May 2004 and to the date of approval of the financial statements and is subject to continual review and enhancement to improve effectiveness.

RESPONSIBILITY AND ACCOUNTABILITY

The Board has overall responsibility for the Group's system of internal control and for reviewing its effectiveness as well as the Group's approach to risk management.

The Board delegates to executive management the day to day responsibility for identifying, evaluating and managing the risks facing the Group's operations, and for implementing and maintaining internal control systems that manage those risks in an efficient and effective manner, appropriate to their nature and scale. Executive management is accountable to the Board for providing assurance over the design and operation of the internal control systems it has implemented.

The management of each Group company is responsible for internal control and risk management within its own business and for ensuring compliance with the Group's policies and procedures.

INHERENT LIMITATIONS AND CONTINUOUS IMPROVEMENT

In determining its policies on internal control, the Board has regard to the materiality of the relevant risks, the likelihood of losses occurring and the costs of control. The directors are aware that the inherent limitations in any system of control mean that risk cannot be totally eliminated. It follows that the Group's system of internal control is designed to manage and mitigate, rather than remove, the risk of failure to achieve business objectives and that it can provide only reasonable, and not absolute, assurance against material misstatement or loss.

The Group's approach to managing and monitoring internal control and risk assessment is regularly reviewed to identify ways in which it can be improved and further embedded throughout the Group's operations.

CONTROL ENVIRONMENT AND CONTROL ACTIVITIES

In addition to the corporate governance structure described above, the Group's system of internal control and processes for managing risk comprise the following main elements:

- the Board and management committees meet regularly to monitor progress against the targets set out in the Group's budget and strategic three year plan and to consider the quarterly re-forecasts of the Group's expected financial period end position. A variety of financial and non-financial performance reports is produced daily, weekly and four-weekly to facilitate this review process;
- the defined lines of authority established by the Board ensure that significant decisions are taken at an appropriate level. These include requirements for the approval and control of both capital and operating expenditure, treasury operations and cash management;
- each business function has established procedures and controls to minimise the risk of fraud and to safeguard the Group's assets. These procedures and controls include the segregation of duties, the provision of regular performance information and exception reports, review and approval procedures for key transactions, compliance with relevant laws and regulations, the maintenance of proper records and the reconciliation of balances. Wherever possible the Group's computer systems are designed to enforce the execution of such controls;
- appropriate controls and procedures have been established over the security of data held on, and functionality provided by, the Group's business systems. These include disaster recovery arrangements. The computer systems are periodically tested and reviewed by both internal and external audit functions;
- the Group appoints individuals who are of a calibre to enable them to discharge the duties and responsibilities of the roles assigned to them. Established performance review and development mechanisms exist to identify key objectives and areas for improvement for each member of staff. Succession planning forms an integral part of HR management;
- Group Treasury operates within established and documented policies and procedures. The policies are described in the Operating and Financial Review on page 26 and are reviewed and approved annually by the Group Executive Committee;
- the Group's programme of insurance covers the material risks to the Group's assets and business and is reviewed annually by the Group Executive Committee and the Audit Committee;
- following major acquisitions, post completion assessments are carried out; and
- all entities within the Group are required to adhere to common standards of internal control and corporate governance, which are specified in documented guidance.

ASSURANCE AND MONITORING

The Board, through the Audit Committee, seeks ongoing assurance that the control environment and activities described above are designed and are operating effectively. The manner in which this is achieved is as follows:

INTERNAL AUDIT AND RISK ASSURANCE FUNCTIONS

- The Group operates an internal audit function partly outsourced to KPMG LLP that is independent of the Group's external auditors. This provides independent and objective assurance over the effectiveness of internal control in key business processes, activities and business development programmes.
- Findings from internal audits are reported to the Audit Committee and to management using a systematic, objective approach to evaluate the overall effectiveness of controls and risk management within the area or process under review.
- Recommendations for improving control are made to management where necessary and the internal audit function monitors progress on these until resolution or implementation. The Audit Committee receives quarterly reports on the status of recommendations.
- Evaluation mechanisms designed to identify significant control failures operate across key business processes within the Group. These are subject to regular review and refinement to extend both their reach and the quality of the information they provide. The Audit Committee receives a quarterly report on the status of controls monitored in this way.

- The risk assurance function facilitates an annual review of the Group's risk profile with the executive management team. A continuous programme of risk assessment and monitoring was introduced into the Group's major operations during the year. Summaries of the significant risks and mitigating controls generated by this programme are prepared for and reviewed by the Audit Committee quarterly.

SELF-ASSESSMENT

- Annually, all members of senior management submit certificates on the effectiveness of controls in their business area. These are supported by assessments of business risks and controls in key processes and business operations. Additional assurances are sought on internal financial controls on a more frequent basis.
- Annually, all business operations are asked to evaluate their Corporate Governance framework against the Group's documented benchmark, and agree actions to address any gaps identified.

SPECIALIST FUNCTIONS AND COMMITTEES

- Other specialist functions and committees within the Group provide additional assurance over key areas of risk and report regularly to the Board or Audit Committee both on their activities and on any significant control issues arising. These include stock control, retail control, security, health and safety, insurance, environment, treasury, taxation, legal and regulatory compliance and corporate social responsibility.
- A Group-wide financial controls steering committee meets regularly to monitor progress of control initiatives. Key areas of focus include corporate governance, internal audit, risk assurance, financial control reporting, financial and treasury operations.

CORPORATE SOCIAL RESPONSIBILITY

The Group operates a Corporate Social Responsibility (CSR) Committee, chaired by the Company Secretary, which meets at least four times annually. The Group Director of Human Resources is a member of the CSR Committee and is the Board member with specific responsibility for social, environmental, ethical and other CSR-related matters.

All Group Board members receive regular updates on CSR issues, risks and opportunities and the Board has agreed to discuss progress in detail at least annually.

The CSR Committee makes recommendations on measurement tools and audit procedures and reports on the effectiveness of systems for managing CSR-related matters. Where relevant performance measures do not exist, the Committee considers methods for measuring, auditing or validating Group CSR performance.

Further information on Corporate Social Responsibility is given on pages 28 to 33 and on the corporate website.

COMPLIANCE

The directors consider that the Company has throughout the period complied with the provisions set out in Section 1 of the Combined Code as issued in June 1998 with the exception that until 1 September 2003 the Nominations Committee was chaired by Mark Souhami, the then Deputy Chairman, rather than by the Chairman or a non-executive director. During that period, the Committee comprised a majority of non-executive directors and the Board considers that this constituted an effective balance of internal and independent views on Board appointments. Since 1 September 2003 the Nominations Committee has comprised Sir John Collins (Chairman), the four independent non-executive directors and John Clare (Chief Executive) and the Company has accordingly complied fully with the provisions of Section 1 of the Combined Code from that date.

AUDIT COMMITTEE REPORT

The principal function of the Audit Committee is to assist the Board in fulfilling its responsibilities to shareholders by monitoring the Group's internal control regime, reviewing financial reporting matters (including accounting policies, compliance and areas of management judgement and estimates) and the results of internal and external audit.

During the financial period, the Audit Committee comprised the non-executive directors other than Sir John Collins. Andrew Lynch assumed the Chairmanship of the Committee following the resignation of Lord Blackwell from the Board on 1 September 2003.

Further details of the members of the Committee are set out on page 35. Andrew Lynch, as Chairman of the Committee, receives an additional fee of £3,700 per annum. The other members of the Committee do not receive additional fees in respect of their membership or attendance at meetings.

The Company Secretary acted as secretary of the Committee, minutes of whose meetings were circulated promptly to all Board members.

The Committee met four times during the period in June, September, January and April. Members of the Committee attended all of its meetings apart from the meeting held in September when Rita Clifton and Count Emmanuel d'André were unable to be present.

Each meeting of the Committee was attended by representatives of the external auditors and by the Group Finance Director, the Group Financial Controller and the Director of Risk Assurance. During the period, the Committee received reports from relevant functional heads including security, tax and insurance. Part of each meeting was held between the members of the Committee, the external auditors and the Director of Risk Assurance in private. At each meeting the Committee reviewed reports from the Director of Risk Assurance with special reference to control and management issues raised by internal audit and risk reviews of various parts of the Group's UK and international businesses particularly in relation to newly established or recently acquired businesses. The Committee also reviewed the Group's accounting policies, new and emerging accounting standards and their potential impact on the Group's financial statements.

The Committee reviewed the work programme of the risk assurance and internal audit functions and took note of the progress in implementing proposals arising from their reports. The effectiveness of the internal audit function was also reviewed.

The Committee approved a revised and strengthened policy explaining how employees throughout the Group are able to raise in confidence concerns over financial or other irregularities. The policy includes provision for such matters to be raised, if desired, with an independent outsourced specialist organisation.

At the meetings in June and January, the Committee considered the external auditors' reports summarising their findings on the final audit and interim review, focusing in particular on areas of management judgement and accounting treatments, and reviewed drafts of the results announcements.

As well as recommending the appointment of auditors, the Committee is responsible for reviewing the scope of the external audit and the effectiveness of the audit process, recommending to the Board the annual audit fee and monitoring fees paid to the auditors and other advisers for non audit work.

The Committee has adopted a policy on the independence of auditors. This places prime responsibility on the external auditors to satisfy the Committee that they follow appropriate professional standards and best practice and have in place internal systems and checks to ensure that the audit team is able and motivated to perform the independent audit role effectively. During the year a new Senior Audit Partner was assigned to the audit in accordance with the audit firm's rotation policy.

The Audit Committee monitors the level and nature of non audit work undertaken by the audit firm to limit the risk of conflicting interests. All engagements of the audit firm are notified to and cleared by the Group Financial Controller against agreed criteria. The Committee is satisfied that the level of non audit fees paid to the auditors as disclosed in note 3 to the financial statements is appropriate, noting that it is to a significant extent attributable to work initiated over a number of years with specialist advisers (principally tax) previously employed by Arthur Andersen who are now employees of Deloitte & Touche LLP and where it would therefore be uneconomic or impractical to instruct alternative advisers at this stage.

The Committee intends that the policy will be reviewed annually and has a clear obligation to ensure auditor independence and objectivity. The Committee remains satisfied with the objectivity and independence of the Group's auditors.

The Committee's terms of reference were reviewed and approved by the Board during the period and are available on the corporate website at www.dixons-group-plc.co.uk.

Approved by the Audit Committee and signed on its behalf on 23 June 2004 by

ANDREW LYNCH FCA
Chairman of the Audit Committee

NOMINATIONS COMMITTEE REPORT

Until 1 September 2003 the Nominations Committee comprised Mark Souhami (Chairman), Lord Blackwell, John Clare, Sir John Collins, Karen Cook and Count Emmanuel d'André. Following the implementation of the Board restructuring announced on 20 May 2003, Sir John Collins assumed the chairmanship of the Committee, its other members being John Clare, Count Emmanuel d'André, Rita Clifton, Andrew Lynch and John Whybrow. Further details of the members of the Committee are shown on page 35.

The Company Secretary acted as secretary of the Committee, minutes of whose meetings were circulated promptly to the Board.

The Committee met twice during the period. All its members attended both meetings.

The Committee's primary function is to review, at least annually and as required, the size and composition of the Board and its principal committees and to submit recommendations for new Board appointments to the Board for approval, having particular regard to the need for effective succession planning.

During the period the Committee's terms of reference were reviewed and approved by the Board. They can be found on the corporate website at www.dixons-group-plc.co.uk.

During the period the Committee oversaw the restructuring of the Board which included the appointment of new non-executive directors to replace those retiring during the year and of additional non-executive directors to strengthen their representation on the Board. A selection process based on role specifications was drawn up by the Committee and approved by the Board. A specialist recruitment agency was engaged to identify candidates from a wide range of backgrounds who met the criteria in terms of skills, capabilities, experience and time availability. Short lists were drawn up and interviews conducted by the Committee, following which recommendations were made to and approved by the Board.

The non-executive directors appointed through this process during the period were Andrew Lynch (appointed 20 May 2003), John Whybrow (appointed 24 June 2003) and Rita Clifton (appointed on 1 September 2003).

Approved by the Nominations Committee and signed on its behalf on 23 June 2004 by

SIR JOHN COLLINS
Chairman of the Nominations Committee

REMUNERATION REPORT

This report, approved by the Board, has been prepared in accordance with the requirements of the Companies Act 1985 (the "Act"), as amended by the Directors' Remuneration Report Regulations 2002, and the Listing Rules of the Financial Services Authority. Apart from the information relating to individual remuneration, share options, share interests and pensions information on pages 51 to 56, the information contained in this report is not subject to audit.

The purposes of this report are to inform shareholders of the Company's policies on directors' remuneration in operation for the 52 weeks ended 1 May 2004, of the policies applicable to the 52 weeks ending 30 April 2005 and the intended policies thereafter, and to provide details of the remuneration of individual directors as determined by the Remuneration Committee. Shareholders will be asked to approve this report at the annual general meeting on 8 September 2004.

REMUNERATION COMMITTEE

Until 1 September 2003 the Remuneration Committee comprised Sir John Collins (Chairman), Count Emmanuel d'André, Lord Blackwell and Karen Cook. Following the implementation of the Board restructuring, John Whybrow as chairman, Andrew Lynch and Rita Clifton were appointed in their place.

The Remuneration Committee met 5 times during the period. Its terms of reference, which are available on the corporate website at www.dixons-group-plc.co.uk, were reviewed and amended during the year.

Members (number of meetings attended during the period)
John Whybrow (Chairman) (3) (since 1 September 2003)
Andrew Lynch (3) (since 1 September 2003)
Rita Clifton (2) (since 1 September 2003)
Sir John Collins (2) (until 1 September 2003)
Lord Blackwell (2) (until 1 September 2003)
Karen Cook (2) (until 1 September 2003)
Count Emmanuel d'André (2) (until 1 September 2003)

The Board has delegated to the Remuneration Committee responsibility for determining the Company's policy in relation to and specific approval of the remuneration package and terms of employment for each of the executive directors and for other senior executives of the Group.

The Chairman, Chief Executive and the Group Human Resources Director attend meetings of the Remuneration Committee by invitation in an advisory capacity. Meetings are also attended by the Director of Employee Reward and the Company Secretary (who acts as secretary to the Committee) and occasionally by representatives of remuneration consultants. Nobody attends any part of a meeting at which his or her own remuneration is discussed.

During the period the reconstituted Committee conducted a fundamental review of remuneration policy and remuneration packages applicable to the executive directors and other members of senior management. For this purpose they commissioned a report from KPMG LLP who were chosen from a shortlisted panel of three firms of remuneration consultants following written and oral presentations from each. This process was approved by the Committee and overseen by its chairman. The Committee was cognisant of the role played by KPMG LLP in relation to the Company's internal audit function and the provision of other tax and accounting advice for which they earned fees of £493,378 in the 52 weeks ended 1 May 2004 but considered that their presentations, credentials and relevant experience justified their appointment to advise the Committee on remuneration matters. They were paid fees of £58,995 in respect of this work. The Company has also utilised the services of Towers Perrin and The Monks Partnership mainly for salary benchmarking.

REMUNERATION POLICY

EXECUTIVE DIRECTORS

The policy aims:

- to ensure that remuneration packages fairly recognise the contribution of individual directors to the attainment of the Group's short and longer term results and objectives and, where appropriate in the case of senior management, of the performance of individual trading divisions;
- to maintain a competitive package of pay and other benefits which will provide the motivation for future achievement, particularly through reward schemes based on performance;
- in an increasingly competitive retail environment, to facilitate the building and retention of a high calibre team which will work effectively to achieve the Group's longer term strategic objectives, especially through the alignment of their interests with those of shareholders by participation in schemes which provide opportunities to build shareholdings in the Company; and
- to facilitate effective succession planning.

In implementing this policy, the Remuneration Committee takes account of information from internal and independent sources and the remuneration paid for comparable positions in FTSE 100 companies, especially those with overseas interests. In particular it reviews data provided by remuneration consultants and market research companies on the scale and composition of the total remuneration package payable in similar businesses to people with comparable responsibilities, qualifications, skills and experience.

The executive directors' remuneration is reviewed at the start of each financial period. The main components of their remuneration are as follows:

(i) Basic salaries

These reflect the Remuneration Committee's assessment of the market rate for relevant positions and levels of responsibility and the individual director's experience, performance and value to the business. No increases were awarded at the start of the financial period. Basic salaries were increased in September 2003 at the time of the implementation of the deferred Group-wide pay review. Basic salaries were also increased at the start of the 2004/05 financial period, in line with the Group-wide merit-based pay review.

(ii) Performance related remuneration

The Remuneration Committee considers it important that executive directors' remuneration should include a significant element which is performance based, designed to develop an alignment between the interests of the Company's shareholders and its senior management and to encourage retention.

During the period the executive directors participated in the Deferred Equity Participation Plan (DEPP) which provides both an annual cash bonus and deferred equity participation. Performance is measured by reference to growth in adjusted diluted earnings per share (EPS) which the Remuneration Committee considers to be a key indicator of corporate performance. A bonus based on the level of growth may be payable part in cash and part in shares, the share element being matched by the Company on a basis determined by the Remuneration Committee. Shares awarded under the DEPP are allocated to a share bank. One third of the shares in the share bank is released each year to participants whilst they remain in the Group's employment. In this way the value of share awards reflects the performance of the Company over a number of years, the participants retain a continuing interest in the shares of the Company and are encouraged to remain with the Group. No bonuses were earned in respect of the financial year 2002/03.

For the financial period ended 1 May 2004 the maximum bonus payable to the Group Chief Executive was 100 per cent of basic salary for EPS growth of 20 per cent with a maximum payable to other participating executive directors of 85 per cent of basic salary. EPS growth of 10 per cent would generate bonuses of 70 per cent and 59.5 per cent, respectively. Any bonus earned would be payable 60 per cent in cash and 40 per cent in shares with a one for one match. No bonuses would be payable unless EPS growth exceeded 5 per cent.

Cash bonuses earned in relation to the financial year 2003/04 based on EPS growth of 9.5 per cent are: John Clare, £233,945, Jeremy Darroch, £102,980 and David Longbottom, £92,969. For this purpose, EPS growth excludes the additional operating profit arising from the changed accounting policy in relation to extended warranty and service contracts which is described in note 1 to the financial statements.

In 2003/04 over 350 employees across the Group participated in incentive plans which incorporate an element of deferred equity participation.

For 2004/05 the DEPP will be replaced by an annual cash bonus plan based on the achievement of Group or, where appropriate, divisional targets. The maximum bonuses payable under the plan will remain unchanged at 100 per cent of basic salary for the Chief Executive, 85 per cent for the other executive directors and 80 per cent for other participating executives.

Longer term performance will be reflected in the award of performance shares (being ordinary shares of the Company) under the Company's Long Term Incentive Plan (LTIP). Performance will be measured in terms of the Total Shareholder Return (TSR) achieved by the Company over a three-year period relative to the companies comprising the FTSE100 Index. The maximum award of performance shares, for performance in the upper quartile, will be 50 per cent of basic salary in the case of the Chief Executive, 45 per cent for the other executive directors and 40 per cent for other participating executives. No awards will be payable for performance below the median TSR achieved by the comparator group. At the median performance awards will be 20 per cent, 18 per cent and 16 per cent of basic salary respectively. Prior to vesting the Remuneration Committee will satisfy itself that the TSR performance achieved reasonably reflects the financial performance of the Group and will reserve the right to vary awards accordingly.

(iii) Bonus arrangements following the disposal of Freeserve

In February 2001 following the sale of the Group's majority shareholding in Freeserve plc to Wanadoo S.A. (and in accordance with arrangements set out in the circular to shareholders dated 21 December 2000 seeking approval to the sale), the Remuneration Committee approved share bonus arrangements for all employees of the Group's UK businesses as at 23 February 2001 in recognition of their contribution to the substantial shareholder value created by the launch, development and eventual sale of Freeserve. As part of these arrangements, the executive directors and 35 other members of senior management received awards of shares in the Company, vesting in three equal annual instalments, subject to their remaining in the employment of the Group. The final instalment was paid in February 2004.

All other employees received awards of Wanadoo S.A. shares, vesting in two equal annual instalments. The final instalment was paid in February 2003.

(iv) Taxable benefits

Each of the executive directors is provided with a car and related benefits or cash payments in lieu and is a member of the non-contributory Dixons Group medical expenses plan. These benefits are similar in scale and type to those applicable in similar companies.

(v) Pensions and related benefits

The executive directors accrued benefits under the senior executive section of the Dixons Retirement and Employee Security Scheme (DRESS). This is a funded, Inland Revenue approved, contributory pension scheme which provides a pension at normal retirement age (60) of two thirds of pensionable salary subject to a minimum period of 20 years' membership. Part of this pension may be commuted for cash at the date of retirement. Membership of the scheme also confers dependants' pensions, insured lump sums on death in service and benefits in the event of prolonged disability. Details of pension benefits earned by continuing directors during the financial period are shown on page 56.

Jeremy Darroch is the only executive director whose pensionable salary is limited by the statutory earnings cap (currently £102,000 per annum). He receives a non-pensionable salary supplement equivalent to the contributions which otherwise would have been paid by the Company to DRESS on that part of his pensionable salary which exceeds the earnings cap. A similar arrangement applies to nine other senior executives.

Notice has been given to the executive directors that with effect from the financial period beginning in May 2004, cash bonuses will not form part of their pensionable salary.

(vi) Share options
The Remuneration Committee approves the bases on which options are granted to executive directors and employees throughout the Group under the Company's discretionary share option schemes.

Options are normally granted annually to executive directors over shares having a market value equal to their basic salary. Options are granted to other employees in the UK and overseas on the basis of management grade and to employees with more than three years' service. Over 12,000 employees currently participate in the discretionary share option schemes.

Options granted to the executive directors under the discretionary schemes before July 2003 may not normally be exercised unless the market price on the date of exercise is at least 20 per cent higher than the option price, assuming exercise takes place three years after the date of grant. For later exercises, the rate of share price growth is adjusted in line with the Retail Price Index (RPI). Exercise is also conditional upon EPS having increased by not less than 3 per cent above the RPI over any consecutive period of three years during the life of the option.

Options granted in 2003 will be exercisable only if on the third, fourth or fifth anniversaries of the date of grant EPS growth over the period since the date of grant exceeds the RPI by at least 3 per cent per annum compound. Options will lapse if the performance criterion has not been met after five years from the date of grant.

For future grants of share options there will be a single performance criterion with no retests. The performance measure will be growth in EPS over a three-year period. Options up to 100 per cent of basic salary will vest if EPS growth is at least RPI plus 3 per cent.

Shareholders' consent will be sought at the annual general meeting on 8 September 2004 to increase the value of options which may be granted in any year from one to two times remuneration. Subject to such consent and to Inland Revenue approval, if the Remuneration Committee approves a grant of options above 100 per cent of basic salary, they will vest in full only if over the three-year performance period EPS growth is equal to or greater than the RPI plus 5 per cent. Where EPS growth is between RPI plus 3 per cent and RPI plus 5 per cent, options will vest on a straight line basis between 100 per cent and 200 per cent of basic salary.

Executive directors are also entitled to participate in the Sharesave Scheme on the same conditions as other employees.

(vii) Service agreements
In line with the remuneration policy, each of the executive directors has a service agreement with DSG Retail Limited which may be terminated at any time by 12 months' notice. Service agreements contain neither a liquidated damages nor a change of control clause. It is the Company's policy to ensure that any payments made to a director in the event of the early termination of a service agreement reflect the circumstances giving rise to termination and, where considered appropriate, the obligation of the outgoing director to mitigate his loss.

The service agreements of the executive directors who served during the financial period were entered into on the following dates:

	Date
Mark Souhami (resigned 1 September 2003)	25 November 1993
John Clare	3 February 1989
Jeremy Darroch	13 May 2002
David Gilbert (resigned 6 February 2004)	6 May 1997
David Hamid (resigned 20 May 2003)	6 May 1997
David Longbottom	9 December 2002

The service agreements of the continuing directors are available for inspection at the registered office of the Company during normal business hours on each business day.

(viii) External directorships
Executive directors are permitted to accept non-executive directorships in external companies and to retain the fees which they receive in such roles. Normally only one such appointment will be authorised for each director.

During the period John Clare was a non-executive director of Hammerson plc and was paid a fee at the rate of £29,000 per annum. David Longbottom was appointed a director of Luminar plc on 16 April 2004 at a fee of £31,000 per annum.

(ix) Former directors (audited information)

(a) President

Pursuant to an agreement dated 1 October 2002, Sir Stanley (now Lord) Kalms, the former Chairman, was appointed President of the Company for an initial period ending on 16 September 2012. He was paid £25,456 for his services as President during the year. His remuneration is subject to annual review in line with the RPI. He was provided with benefits amounting to £34,699 comprising membership of the Group's medical expenses plan, a car and related benefits. He was also provided with office facilities. Upon his resignation from the Board, Lord Kalms retained the rights attaching to share options unexercised at the date of his retirement subject to the conditions of grant and to shares awarded under the bonus arrangements following the disposal of Freeserve. During the period, the gross value of shares released under the Freeserve bonus arrangements was £307,280. He is no longer eligible to participate in discretionary share schemes or in any bonus arrangements.

(b) Chief Operating Officers

As stated in last year's Annual Report and Accounts, the post of Chief Operating Officer, previously held jointly by David Hamid and David Gilbert was abolished in May 2003.

David Hamid's service agreement was terminated on 23 May 2003. He received a payment of £419,069, reflecting the loss of salary and contractual entitlements applicable to the 12 months' notice period under his service agreement dated 6 May 1997. A payment of £94,039 was made by the Company to DRESS, representing the cost of providing pension benefits in respect of the notice period.

David Gilbert resigned from the Board on 1 September 2003, but remained an employee of the Company until his service agreement was terminated on 6 February 2004. On that date he received a redundancy payment of £30,000. An initial payment of £281,319 reflecting part of the loss of salary and contractual entitlements applicable to the 12 months' notice period under his service agreement dated 6 May 1997 was made to DRESS to augment his pension benefits. A payment of £90,174 was made by the Company to DRESS representing the cost of providing pension benefits in respect of the notice period. A further payment of up to £157,107, representing the balance of his contractual entitlements was deferred for six months until 6 August 2004 and will not be payable in view of his earnings from alternative employment in that period. His basic salary and taxable benefits during the period 2 September 2003 to 6 February 2004 amounted to £129,846 and £15,480 respectively.

The Remuneration Committee exercised its discretion to release to David Hamid and David Gilbert shares held in their share banks under the DEPP and to allow them to retain their rights under the Freeserve bonus arrangements described above. In addition, rights were retained to share options unexercised at the date of termination of their service agreements subject to the conditions of grant. Following their resignations from the Board, the gross value of shares released to David Hamid and David Gilbert under the DEPP was £107,635 and £107,218, respectively and under the Freeserve bonus arrangements was £175,588 each.

(c) Deputy Chairman

Mark Souhami, Deputy Chairman, resigned from the Board on 1 September 2003. He remained employed by the Company under his contract of employment dated 25 November 1993 until 1 May 2004 first as Chairman of Codic until its disposal on 8 December 2003 and thereafter in a general advisory capacity. His basic salary and taxable benefits during the period 2 September 2003 to 1 May 2004 amounted to £131,771 and £11,997, respectively. During the period the gross value of shares released under the Freeserve bonus arrangements was £43,875.

NON-EXECUTIVE DIRECTORS

Non-executive directors are appointed for fixed terms, normally of three years. The terms of the non-executive directors in office at 1 May 2004 expire as follows:

	Date
Sir John Collins	11 September 2005
Count Emmanuel d'André	1 September 2005
Rita Clifton	1 September 2006
Andrew Lynch	20 May 2006
John Whybrow	24 June 2006

Sir John Collins' fee is currently £257,500 per annum. He is also provided with the use of a car and related benefits and is a member of the Dixons Group medical expenses plan.

The other non-executive directors receive a fee (currently £30,000 per annum or euro equivalent) which reflects the time which they are required to commit to their duties and amounts paid to non-executive directors in similar companies. The fee is normally reviewed in September.

Andrew Lynch and John Whybrow receive a fee payable at the rate of £3,700 per annum as chairmen of the Audit Committee and Remuneration Committee, respectively.

Until his resignation on 1 September 2003, Lord Blackwell provided additional advisory services for which he was paid a fee at the rate of £40,000 per annum.

Non-executive directors derive no other benefits from their office and are not eligible to participate in the Group's pension scheme. It is Company policy not to grant share options to non-executive directors or to require part of their fees to be paid in the form of shares.

Since 20 May 2003, the remuneration of non-executive directors has been determined by the Board upon the recommendations of the Group Chief Executive and the Group Human Resources Director. Prior to that date the Chairman and Deputy Chairman constituted a separate remuneration committee which recommended to the Board the fees payable to the non-executive directors.

The terms and conditions governing the appointment of the non-executive directors are available on application to the Company Secretary.

DIRECTORS' REMUNERATION (AUDITED INFORMATION)

	Basic salary and fees £'000	Cash bonus £'000	Taxable benefits £'000	52 weeks ended 1 May 2004 Total £'000	53 weeks ended 3 May 2003 Total £'000
Executive					
Current directors					
John Clare	609	-	34	643	808
Jeremy Darroch	390	-	24	414	392
David Longbottom	284	-	12	296	146
Former directors					
Lord Kalms	-	-	-	-	461
Mark Souhami	63	-	5	68	212
David Gilbert	95	-	11	106	414
David Hamid	17	-	3	20	414
	1,458	-	89	1,547	2,847
Non-executive					
Current directors					
Sir John Collins	257	-	1	258	222
Count Emmanuel d'André	34	-	-	34	35
Rita Clifton	20	-	-	20	-
Andrew Lynch	32	-	-	32	-
John Whybrow	29	-	-	29	-
Former directors					
Lord Blackwell	26	-	-	26	71
Karen Cook	11	-	-	11	30
	409	-	1	410	358
	1,867	-	90	1,957	3,205

Amounts shown for former directors relate to their period in office as directors. Further amounts were paid to Lord Kalms in his capacity as President which are shown in section (ix) on page 51. Details of amounts paid to other former directors who remained in employment after resigning as directors (including amounts paid upon the termination of their employment) are also shown in section (ix).

No bonuses were payable in respect of the 53 weeks ended 3 May 2003. Jeremy Darroch's salary included £71,133 representing contributions which would have been payable to DRESS had his pensionable salary not been subject to the statutory earnings cap.

	2003/04 Gross value of shares released £'000	2002/03 Gross value of shares released £'000	2003/04 Gains from exercise of share options £'000	2002/03 Gains from exercise of share options £'000
Current directors				
John Clare	**514**	424	**–**	194
Jeremy Darroch	**77**	33	**–**	–
David Longbottom	**130**	92	**2**	–
Former directors				
Mark Souhami	**–**	27	**–**	–
David Gilbert	**–**	184	**–**	–
David Hamid	**–**	178	**–**	–
	721	938	**2**	194

The gross value of shares released comprises share releases under the DEPP and share releases under the bonus arrangements following the disposal of Freeserve, as described in section (iii) on page 50. Share releases under the DEPP are made annually at the end of April. Each director received the balance of the released shares following the sale of sufficient shares to meet their income tax and national insurance liabilities. The gross value of shares released in respect of former directors relates to releases made whilst serving as directors of the Company. Other releases made to former directors are shown in section (ix).

DIRECTORS' SHARE INTERESTS (AUDITED INFORMATION)

Restricted beneficial interests	At 4 May 2003	Released in the period	At 1 May 2004
John Clare	439,449	**342,562**	**96,887**
Jeremy Darroch	83,242	**51,277**	**31,965**
David Longbottom	118,206	**86,461**	**31,745**

The directors' restricted beneficial interests at 1 May 2004 comprise shares held in trust by Dixons TSR Trust Limited in their share banks under the DEPP described on pages 45 and 46. At 4 May 2003 restricted beneficial interests comprised both shares held in their share banks under the DEPP and shares awarded under bonus arrangements put in place following the disposal of Freeserve described in section (iii), above. Share releases during the period were made on 13 February 2004 and 30 April 2004 at prices of 149.25 pence and 155.25 pence, respectively. Shares vesting on 13 February 2004 related to the bonus arrangements following the disposal of Freeserve. Shares vesting on 30 April 2004 related to releases made under the DEPP. The vesting dates for shares held at 1 May 2004 occur in April 2005 and April 2006. The number of shares vesting on each date is dependent on the number of further shares awarded.

Unrestricted beneficial and family interests	1 May 2004	3 May 2003*
Executive directors		
John Clare	**2,021,541**	1,819,430
Jeremy Darroch	**72,604**	42,352
David Longbottom	**131,142**	62,706
Non-executive directors		
Sir John Collins	**30,508**	30,508
Count Emmanuel d'André	**1,096**	1,046
Rita Clifton	**2,500**	–
Andrew Lynch	**10,000**	–
John Whybrow	**5,000**	–

* Date of appointment, if later

There were no changes in directors' restricted or unrestricted share interests between 1 May 2004 and 23 June 2004.

Each of the executive directors is technically interested in 1,316,813 ordinary shares (3 May 2003 3,691,355 ordinary shares) held by Dixons TSR Trust Limited, the trustee of the employee share ownership trust.

DIRECTORS' SHARE OPTIONS (AUDITED INFORMATION)

Discretionary options are exercisable between three and ten years from the date of grant. Options granted under the Sharesave Scheme are exercisable in the six month period following the date of maturity of a three-year or five-year savings contract. All options may be exercised earlier in certain circumstances.

The mid-market price of an ordinary share on 1 May 2004 was 155.25 pence. The highest and lowest mid-market prices during the period were 164.25 pence and 107.75 pence respectively.

	At 4 May 2003	Granted in period	Exercised in period	Lapsed in period	At 1 May 2004	Date of grant	Exercise price	Market price*
John Clare								
Discretionary†	200,000	–	–	–	**200,000**	17.02.99	256.75p	
	2,000,000	–	–	–	**2,000,000**	19.07.99	334.75p	
	173,993	–	–	–	**173,993**	17.07.00	273.00p	
	216,450	–	–	–	**216,450**	23.07.01	231.00p	
	341,614	–	–	–	**341,614**	22.07.02	161.00p	
	–	**447,761**	–	–	**447,761**	28.07.03	134.00p	
Sharesave	8,712	–	–	**(8,712)**	–	20.02.98	99.00p	
	4,675	–	–	–	**4,675**	07.03.02	177.00p	
	10,059	–	–	–	**10,059**	06.03.03	81.64p	
	2,955,503	**447,761**	–	**(8,712)**	**3,394,552**			
Jeremy Darroch								
Discretionary†	46,720	–	–	–	**46,720**	31.01.00	278.25p	
	49,451	–	–	–	**49,451**	17.07.00	273.00p	
	62,771	–	–	–	**62,771**	23.07.01	231.00p	
	170,807	–	–	–	**170,807**	22.07.02	161.00p	
	–	**231,343**	–	–	**231,343**	28.07.03	134.00p	
Sharesave	4,443	–	–	**(4,443)**	–	02.06.00	218.00p	
	–	**6,880**	–	–	**6,880**	03.03.04	118.82p	
	334,192	**238,223**	–	**(4,443)**	**567,972**			
David Longbottom								
Discretionary†	360,000	–	–	–	**360,000**	19.07.99	334.75p	
	67,766	–	–	–	**67,766**	17.07.00	273.00p	
	86,580	–	–	–	**86,580**	23.07.01	231.00p	
	155,279	–	–	–	**155,279**	22.07.02	161.00p	
	–	**208,955**	–	–	**208,955**	28.07.03	134.00p	
Sharesave	17,424	–	**(17,424)**	–	–	20.02.98	99.00p	111.55p
	687,049	**208,955**	**(17,424)**	–	**878,580**			

* The time of exercise

† Exercise is conditional upon a defined minimum increase in the share price and the attainment of specified growth rates in earnings per share. For the grants on 28 July 2003, exercise is conditional upon EPS growth over the period since the date of grant exceeding the RPI by at least 3 per cent per annum compound as described in section (vi) on page 50.

DIRECTORS' PENSIONS (AUDITED INFORMATION)

	Accrued pension as at 1 May 2004 £'000	Accrued pension as at 3 May 2003 £'000	Gross increase in accrued pension during the period £'000	Increase in accrued pension during the period, net of inflation £'000	Transfer value of accrued benefits as at 1 May 2004 £'000	Transfer value of accrued benefits as at 3 May 2003 £'000	Change in transfer values less members' contributions £'000
John Clare	**321**	294	**27**	18	**4,539**	3,536	**966**
Jeremy Darroch	**12**	9	**3**	3	**102**	52	**44**
David Longbottom	**139**	117	**22**	19	**2,699**	2,094	**586**

Accrued pension shown is that which would be paid annually on retirement at age 60, based on eligible service to 1 May 2004.

The transfer values have been calculated in accordance with Guidance Note GN 11 "Retirement Benefit Schemes – Transfer Values" published by the Institute of Actuaries and the Faculty of Actuaries and dated 6 April 2001. The difference between the transfer values at the beginning and end of the period includes the effect of fluctuations in the transfer value due to factors beyond the control of the Company and the directors, such as stock market movements.

TOTAL SHAREHOLDER RETURN

The graph set out below shows the Company's performance measured by total shareholder return on a holding of £100 in the Company's shares over the five years since 1 May 1999 measured against the same amount invested in the FTSE 100 Index.


£
120
100
80
60
40
20
0
1 May 1999
29 April 2000
28 April 2001
27 April 2002
3 May 2003
1 May 2004

Source: Thomson Datastream

— Dixons
— FTSE 100

This index has been selected as the Company is a constituent of it and it is the comparator group selected by the Remuneration Committee for the purposes of the LTIP. A more selective index of companies is not considered to provide a valid comparison.

Approved by the Board of Directors on 23 June 2004 and signed on its behalf by



JOHN WHYBROW
Chairman of the Remuneration Committee

STATEMENT OF DIRECTORS' RESPONSIBILITIES

The directors are required by UK company law to prepare financial statements for each financial period which give a true and fair view of the state of affairs of the Company and the Group as at the end of the financial period and of the profit or loss of the Group for that period. In preparing the financial statements, suitable accounting policies have been used and applied consistently, and reasonable and prudent judgements and estimates have been made.

Applicable accounting standards have been followed. The financial statements have been prepared on the going concern basis. The directors are also responsible for maintaining adequate accounting records and sufficient internal controls to safeguard the assets of the Company and the Group and to prevent and detect fraud or any other irregularities.

INDEPENDENT AUDITORS' REPORT

TO THE MEMBERS OF DIXONS GROUP PLC

We have audited the financial statements of Dixons Group plc for the 52 weeks ended 1 May 2004 which comprise the consolidated profit and loss account, the statement of total recognised gains and losses, the balance sheets, the consolidated cash flow statement and the related notes 1 to 35. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the part of the directors' Remuneration Report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

As described in the statement of directors' responsibilities, the Company's directors are responsible for the preparation of the financial statements in accordance with applicable UK law and accounting standards. They are also responsible for the preparation of the other information contained in the annual report including the directors' Remuneration Report. Our responsibility is to audit the financial statements and the part of the directors' Remuneration Report described as having been audited in accordance with relevant UK legal and regulatory requirements and auditing standards.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the directors' Remuneration Report described as having been audited have been properly prepared in accordance with the Companies Act 1985. We also report if, in our opinion, the Directors' Report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions with the Company and other members of the Group is not disclosed.

We review whether the corporate governance statement reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules of the Financial Services Authority and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read other information contained in the annual report and consider whether it is consistent with the audited financial statements. This other information comprises the Directors' Report, the Chairman's Statement, the Chief Executive's Review, the Operating and Financial Review, the Corporate Citizenship review, the Corporate Governance Statement, the Audit Committee Report, the Nominations Committee Report, the unaudited part of the directors' Remuneration Report and the Five Year Record. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

BASIS OF AUDIT OPINION

We conducted our audit in accordance with UK auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed. We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements.

OPINION

In our opinion:

- the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 1 May 2004 and of the profit of the Group for the 52 weeks then ended; and
- the financial statements and the part of the directors' Remuneration Report described as having been audited have been properly prepared in accordance with the Companies Act 1985.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP
Chartered Accountants and Registered Auditors
London
23 June 2004

CONSOLIDATED PROFIT AND LOSS ACCOUNT

		52 weeks ended 1 May 2004				53 weeks ended 3 May 2003 (restated)			
		Continuing operations				Continuing operations			
	Note	Underlying results £million	Goodwill amortisation and exceptional items £million	Discontinued operations £million	Total £million	Underlying results £million	Goodwill amortisation and exceptional items £million	Discontinued operations £million	Total £million
Turnover	2,3	6,458.0	–	33.7	6,491.7	5,719.8	–	38.6	5,758.4
Group operating profit	4	317.8	(48.2)	2.2	271.8	276.1	(17.6)	15.0	273.5
Share of profit of associate		–	–	–	–	2.0	–	–	2.0
Total operating profit	2,3	317.8	(48.2)	2.2	271.8	278.1	(17.6)	15.0	275.5
Profit/(loss) on sale of investment	4	–	79.6	–	79.6	–	(5.1)	–	(5.1)
Profit on disposal of business assets	4	–	3.2	–	3.2	–	–	–	–
Profit on ordinary activities before interest		317.8	34.6	2.2	354.6	278.1	(22.7)	15.0	270.4
Net interest	5	11.5	–	0.1	11.6	4.8	–	0.5	5.3
Profit on ordinary activities before taxation		329.3	34.6	2.3	366.2	282.9	(22.7)	15.5	275.7
Taxation on profit on ordinary activities	9	(85.7)	5.4	(2.6)	(82.9)	(65.8)	2.6	(3.9)	(67.1)
Profit on ordinary activities after taxation		243.6	40.0	(0.3)	283.3	217.1	(20.1)	11.6	208.6
Equity minority interests		(2.9)	–	–	(2.9)	(1.6)	–	(1.2)	(2.8)
Profit for the period		240.7	40.0	(0.3)	280.4	215.5	(20.1)	10.4	205.8
Equity dividends	10	(142.6)	–	–	(142.6)	(129.2)	–	–	(129.2)
Retained profit for the period	24	98.1	40.0	(0.3)	137.8	86.3	(20.1)	10.4	76.6
Earnings per share (pence)	11								
Adjusted diluted (before discontinued operations, goodwill amortisation and exceptional items)		12.3p				11.1p			
Basic					14.4p				10.6p
Diluted					14.3p				10.6p

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

	52 weeks ended 1 May 2004 £million	53 weeks ended 3 May 2003 (restated) £million
Profit for the period	280.4	205.8
Currency translation adjustments	(48.8)	43.8
Unrealised loss on change from associated undertaking to subsidiary	–	(8.7)
Total gains and losses recognised in the period	231.6	240.9
Prior period adjustment – Application Note G (note 1.2)	(357.5)	
Prior period adjustment – UITF 38 (note 1.2)	4.5	
Total recognised gains and losses since the last annual report	(121.4)	

BALANCE SHEETS

		Group			Company
	Note	1 May 2004 £million	3 May 2003 (restated) £million	1 May 2004 £million	3 May 2003 (restated) £million
Fixed assets					
Intangible assets	12	**937.1**	997.6	**–**	–
Tangible assets	13	**583.9**	621.3	**0.7**	0.2
Investments	14	**48.9**	318.7	**1,235.9**	1,488.5
		1,569.9	1,937.6	**1,236.6**	1,488.7
Current assets					
Stocks	15	**793.0**	779.7	**–**	–
Debtors – falling due within one year	16	**427.2**	473.9	**1,018.8**	1,059.1
– falling due after more than one year	16	**79.3**	100.9	**–**	–
Short-term investments	17	**765.1**	713.9	**–**	–
Cash at bank and in hand		**239.3**	152.0	**71.4**	31.7
		2,303.9	2,220.4	**1,090.2**	1,090.8
Creditors – falling due within one year					
Borrowings	18	**(61.5)**	(151.3)	**–**	(23.9)
Other creditors	18	**(1,504.3)**	(1,527.7)	**(1,201.4)**	(1,338.9)
		(1,565.8)	(1,679.0)	**(1,201.4)**	(1,362.8)
Net current assets/(liabilities)		**738.1**	541.4	**(111.2)**	(272.0)
Total assets less current liabilities		**2,308.0**	2,479.0	**1,125.4**	1,216.7
Creditors – falling due after more than one year					
Borrowings	19	**(298.1)**	(544.5)	**(297.9)**	(297.7)
Other creditors	19	**(505.6)**	(540.2)	**–**	–
		(803.7)	(1,084.7)	**(297.9)**	(297.7)
Provisions for liabilities and charges	22	**(36.6)**	(17.8)	**(1.8)**	(4.1)
		1,467.7	1,376.5	**825.7**	914.9
Capital and reserves	24				
Called up share capital		**48.7**	48.7	**48.7**	48.7
Share premium account		**140.5**	137.9	**140.5**	137.9
Investment in own shares		**(1.5)**	(1.8)	**(1.5)**	(1.8)
Capital reserve		**–**	158.0	**–**	–
Merger reserve		**(386.1)**	(386.1)	**–**	–
Capital redemption reserve		**425.5**	425.5	**425.5**	425.5
Profit and loss account		**1,200.9**	954.9	**212.5**	304.6
Equity shareholders' funds		**1,428.0**	1,337.1	**825.7**	914.9
Equity minority interests		**39.7**	39.4	**–**	–
		1,467.7	1,376.5	**825.7**	914.9

The financial statements were approved by the directors on 23 June 2004 and signed on their behalf by:



JOHN CLARE
Group Chief Executive



JEREMY DARROCH
Group Finance Director

CONSOLIDATED CASH FLOW STATEMENT

	Note	52 weeks ended 1 May 2004 £million	53 weeks ended 3 May 2003 £million
Net cash inflow from operating activities	26	**328.2**	340.4
Returns on investments and servicing of finance			
Interest received		**40.8**	35.8
Interest paid		**(31.7)**	(25.8)
		9.1	10.0
Taxation paid		**(52.9)**	(71.3)
Capital expenditure and financial investment			
Purchase of tangible assets		**(146.2)**	(230.6)
Sale of tangible assets		**69.6**	99.2
Sale of fixed asset investments (net)		**216.2**	122.3
		139.6	(9.1)
Acquisitions and disposals			
Consideration for acquisitions		**(5.2)**	(236.6)
Net cash acquired with subsidiaries		**-**	33.0
Consideration for sale/partial sale of subsidiaries		**23.3**	1.4
Net cash disposed of with subsidiaries		**(3.8)**	-
		14.3	(202.2)
Equity dividends paid		**(132.3)**	(119.9)
Net cash inflow/(outflow) before management of liquid resources and financing		**306.0**	(52.1)
Management of liquid resources			
(Increase)/decrease in short-term investments	26	**(57.2)**	101.9
Financing			
Issue of ordinary share capital	24	**1.9**	1.6
Decrease in debt due within one year	26	**(123.8)**	(201.1)
(Decrease)/increase in debt due after more than one year	26	**(32.9)**	251.8
		(154.8)	52.3
Increase in cash in the period	26	**94.0**	102.1
Reconciliation of net cash flow to movement in net funds	26		
Increase in cash in the period		**94.0**	102.1
Cash outflow/(inflow) from increase/(decrease) in short-term investments		**57.2**	(101.9)
Cash outflow/(inflow) from decrease/(increase) in debt		**156.7**	(50.7)
Increase/(decrease) in net funds resulting from cash flows		**307.9**	(50.5)
Debt arising from or issued for acquisitions		**-**	(78.6)
Debt and short-term investments disposed of with subsidiary		**32.9**	-
Other non-cash movements		**127.2**	-
Currency translation adjustments		**6.7**	(56.5)
Movement in net funds in the period		**474.7**	(185.6)
Opening net funds		**170.1**	355.7
Closing net funds		**644.8**	170.1

NOTES TO THE FINANCIAL STATEMENTS

1 ACCOUNTING POLICIES

The financial statements have been prepared in accordance with UK law and applicable accounting standards. The principal accounting policies are set out below:

1.1 ACCOUNTING CONVENTION AND BASIS OF CONSOLIDATION

The consolidated financial statements are prepared under the historical cost convention. The consolidated financial statements incorporate the financial statements of the Company and all of its subsidiaries and associated undertakings. The results of subsidiaries acquired are included from the date on which control passes. The net assets of subsidiaries acquired are recorded at their fair values, reflecting their condition at that date. The results of subsidiaries disposed of are included up to the effective date of disposal. Associated undertakings are accounted for using the equity method of accounting.

Accounting policies have been consistently applied throughout the current and preceding periods with the exception of the changes caused by the implementation of "Amendment to FRS 5 'Reporting the substance of transactions': Revenue recognition" (Application Note G) and the adoption of Urgent Issues Task Force Abstract 38 "Accounting for ESOP Trusts" (UITF 38) which are further discussed below.

1.2 CHANGE IN ACCOUNTING POLICY AND PRESENTATION OF FINANCIAL INFORMATION

Application Note G requires the seller to recognise as revenue the fair value of the seller's right to consideration through performance of its contractual obligations. Accordingly, turnover in respect of extended warranties and service contracts is recognised over the life of the agreement on performance of the contractual obligations to the customer. Related costs are charged to the profit and loss account as incurred.

Revenues earned from extended warranties and service contracts were previously included in turnover in the period in which they were sold with full provision for liabilities for repair costs which the Group had assumed under these contracts. This change has been accounted for as a prior period adjustment and previously reported figures have been restated accordingly. The financial effects on the profit and loss account and balance sheet are set out in note 33.

UITF 38 supersedes UITF 13 and amends UITF 17 and requires own shares held through an employee share ownership plan trust to be deducted in arriving at shareholders' funds and amends the requirements of UITF 17 concerning the recognition of the cost of awards of shares to employees. The financial effects are set out in note 33.

1.3 TURNOVER

Turnover comprises sales of goods and services excluding sales taxes. Revenue for goods is recognised at the point of sale or, where later, upon delivery to the customer. Revenue earned from extended warranty and service contracts is recognised as turnover over the life of the agreement when the Group obtains the right to consideration by performance of its contractual obligations under the extended warranty and service contract.

1.4 OPERATING LEASES

Rentals payable under property leases are charged to the profit and loss account in equal instalments up to each market rent review date throughout the lease term. Rentals payable under leases for plant and machinery are charged to the profit and loss account in equal instalments over the total lease term.

1.5 TRANSLATION OF FOREIGN CURRENCIES

The results of overseas subsidiary undertakings are translated into sterling at the average rates of exchange during the period. Assets and liabilities denominated in foreign currencies are translated at the rates of exchange ruling at the balance sheet date. Exchange differences resulting from the translation of the results and balance sheets of overseas subsidiary undertakings and related foreign currency borrowings are charged or credited to reserves.

Other exchange differences arising from foreign currency transactions are included in profit on ordinary activities before taxation.

1 ACCOUNTING POLICIES continued

1.6 GOODWILL

On acquisition of a subsidiary or associated undertaking, the fair value of the consideration is allocated between the identifiable net tangible and intangible assets/liabilities on a fair value basis, with any excess consideration representing goodwill. Goodwill in respect of subsidiaries is included within intangible fixed assets. Goodwill relating to associated undertakings is included within the carrying value of the associated undertaking.

Goodwill arising on acquisitions is capitalised as an asset on the balance sheet. Where goodwill is regarded as having a limited useful economic life, it is amortised on a systematic basis over its estimated life up to a maximum of 20 years. Impairment reviews of goodwill are carried out at the end of the first full financial year of ownership and at other times if there are indications that the carrying amount may not be supportable.

Where goodwill is regarded as having an indefinite life it is not amortised. As permitted by FRS 10 "Goodwill and intangible assets", this represents a departure, for the purposes of giving a true and fair view, from the requirements of paragraph 21, Schedule 4 to the Companies Act 1985, which requires goodwill to be amortised. The estimated useful economic life is regarded as indefinite where goodwill is capable of continued measurement and the durability of the acquired business can be demonstrated. Where goodwill is not amortised, an annual impairment review is performed and any impairment is charged to the profit and loss account.

In estimating the useful economic life of goodwill, account is taken of the nature of the business acquired, the stability of the industry in which it operates, the extent of continuing barriers to market entry and the expected future impact of competition.

On a change from an investment in associated undertaking to a subsidiary, goodwill is calculated in accordance with FRS 2 "Accounting for subsidiary undertakings". This represents a departure, for the purposes of showing a true and fair view, from the requirements of paragraph 9, Schedule 4A to the Companies Act 1985. Under the Companies Act 1985, goodwill on acquisition of a subsidiary is determined as a one stage calculation by considering the difference between the fair value of all identifiable assets and liabilities and the aggregate consideration payable by the date that control passes and the entity is consolidated into the Group's balance sheet. Under FRS 2, separate calculations of goodwill are made at each stage of acquisition.

As permitted by FRS 10, goodwill arising on acquisitions prior to 2 May 1999 remains eliminated against reserves. This goodwill will be charged in the profit and loss account as appropriate on the subsequent disposal of the business to which it relates.

1.7 TANGIBLE FIXED ASSETS

Tangible fixed assets are stated at cost less accumulated depreciation and, where appropriate, provision for impairment or estimated loss on disposal. Depreciation is provided to write off the cost of the assets by equal instalments over their estimated useful lives. The rates used are:

Short leasehold property	– over the term of the lease
Freehold and long leasehold buildings	– between 1⅔% and 2½% per annum
Fixtures, fittings and equipment	– between 10% and 33⅓% per annum

No depreciation is provided on freehold and long leasehold land or on assets in the course of construction.

1.8 INVESTMENTS

Investments held as fixed assets are stated at cost, less any provision for impairment in value.

In the consolidated financial statements, shares in associated undertakings are accounted for using the net equity method. The consolidated profit and loss account includes the Group's share of the operating profits, net interest and attributable taxation of the associated undertaking. In the consolidated balance sheet, the investment in associated undertakings is shown as the Group's share of the net assets of the associated undertakings.

Short-term investments are stated at the lower of cost and net realisable value with the exception of assets held to maturity, which are stated at cost net of amortised premium or discount.

1 ACCOUNTING POLICIES continued

1.9 STOCKS

Stocks are stated at the lower of cost and net realisable value. The cost of properties held for development includes the net development outgoings attributable to such properties and interest incurred during development on those projects where it is expected, on commencement, that the period will exceed one year.

1.10 DEFERRED TAXATION

Deferred tax is provided for in full on all timing differences which have not reversed at the balance sheet date. No provision is made for tax which would become payable on the distribution of retained profits of overseas subsidiaries or associated undertakings, unless the distribution of such earnings has been accrued in the balance sheet. Deferred tax assets are only recognised to the extent that they are regarded as more likely than not to be recoverable. Deferred tax balances are not discounted.

1.11 POST RETIREMENT BENEFITS

The Group has adopted the transitional arrangements of FRS 17 "Retirement benefits", which permits the costs, accruals and prepayments to be reported under the requirements of SSAP 24 "Accounting for pension costs". The additional disclosures required by FRS 17 are detailed in note 27.

The expected cost of providing pensions for funded defined benefit pension schemes is calculated periodically by qualified actuaries and is charged to the profit and loss account so as to spread the pension cost over the normal expected service lives of members in such a way that the pension cost is a substantially level percentage of current and expected future pensionable payroll.

Company contributions to defined contribution pension schemes and contributions made to state pension schemes for certain overseas employees are charged to the profit and loss account on an accruals basis as contributions become payable.

1.12 DERIVATIVE FINANCIAL INSTRUMENTS (DERIVATIVES)

Amounts payable or receivable in respect of interest rate derivatives are recognised as adjustments to interest over the period of the contract. Foreign currency borrowings, investments and foreign exchange gains or losses on derivatives held to hedge net assets are carried in the balance sheet at the rates at the balance sheet date. Gains or losses in respect of hedging of overseas subsidiaries and associated undertakings and investments denominated in foreign currencies are taken to reserves. Gains or losses in respect of hedging of future transactions are deferred and recognised as appropriate when the hedged transaction occurs.

2 SEGMENTAL ANALYSIS

(A) TURNOVER AND OPERATING PROFIT

	52 weeks ended 1 May 2004		53 weeks ended 3 May 2003 (restated)	
	Turnover £million	**Operating profit £million**	Turnover £million	Operating profit £million
Continuing operations:				
UK Retail	**4,697.9**	**254.2**	4,524.5	238.0
International Retail				
Base	**1,760.1**	**63.6**	1,195.3	38.1
Associated undertakings	**–**	**–**	–	2.0
Underlying results	**6,458.0**	**317.8**	5,719.8	278.1
Discontinued operations:				
European Property	**33.7**	**2.2**	38.6	15.0
	6,491.7	**320.0**	5,758.4	293.1
Goodwill amortisation	**–**	**(4.2)**	–	(4.0)
Exceptional items	**–**	**(44.0)**	–	(13.6)
	6,491.7	**271.8**	5,758.4	275.5

2 SEGMENTAL ANALYSIS continued

Underlying operating profit is stated after recognising net property profits of £7.0 million (2002/03 £9.8 million) arising in the UK Retail division and £1.0 million (2002/03 £nil) arising in the International Retail division which is shown as other operating income in note 3.

(B) NET ASSETS

	1 May 2004 £million	3 May 2003 (restated) £million
Continuing operations:		
UK Retail	**(163.1)**	(118.8)
International Retail	**1,077.7**	1,156.8
	914.6	1,038.0
Discontinued operations:		
European Property	**-**	47.1
Net operating assets	**914.6**	1,085.1
Net non-operating (liabilities)/assets	**(91.7)**	121.3
Net funds/(borrowings):		
Continuing operations	**644.8**	178.3
Discontinued operations	**-**	(8.2)
	644.8	170.1
Total net assets	**1,467.7**	1,376.5

The International Retail division operates in the Nordic region, Italy, Spain, Ireland, France, Hungary, the Czech Republic and Greece.

Codic International S.A., which comprised the majority of the European Property division, operating in Belgium, Luxembourg and France, was sold on 8 December 2003. As a result, these operations have been classified as discontinued. Management responsibility for the small residual property operations in Germany which are to be discontinued, remain within the Group and the results have been integrated into the International Retail division. Comparative figures have been restated to reflect this change in responsibility.

There were no material exports from the locations in which the Group operates.

On 11 November 2002, the Group acquired a further 71.4 per cent of UniEuro S.p.A. ("UniEuro") together with economic control of the remaining 4.3 per cent of the issued share capital owned by management. UniEuro was included as a subsidiary from that date. Legal title to the remaining 4.3 per cent was acquired on 3 June 2003.

Net non-operating (liabilities)/assets predominantly comprise dividends payable, deferred consideration and the Group's investment in France Telecom S.A. (2002/03 the Group's investment in Wanadoo S.A., dividends payable and deferred consideration).

Net funds include amounts held under trust to fund extended warranty and service contract liabilities.

3 OPERATING PROFIT

	52 weeks ended 1 May 2004			53 weeks ended 3 May 2003 (restated)		
	Continuing operations £million	Discontinued operations £million	Total £million	Continuing operations £million	Discontinued operations £million	Total £million
Turnover	**6,458.0**	**33.7**	**6,491.7**	5,719.8	38.6	5,758.4
Cost of sales:						
Underlying	**(5,777.0)**	**(29.1)**	**(5,806.1)**	(5,108.6)	(17.9)	(5,126.5)
Exceptional	**(44.0)**	**–**	**(44.0)**	(3.3)	–	(3.3)
	(5,821.0)	**(29.1)**	**(5,850.1)**	(5,111.9)	(17.9)	(5,129.8)
Gross profit	**637.0**	**4.6**	**641.6**	607.9	20.7	628.6
Distribution costs	**(150.0)**	**–**	**(150.0)**	(132.2)	–	(132.2)
Administrative expenses:						
Underlying	**(221.2)**	**(2.4)**	**(223.6)**	(212.7)	(5.7)	(218.4)
Goodwill amortisation	**(4.2)**	**–**	**(4.2)**	(4.0)	–	(4.0)
Exceptional	**–**	**–**	**–**	(10.3)	–	(10.3)
	(225.4)	**(2.4)**	**(227.8)**	(227.0)	(5.7)	(232.7)
Other operating income	**8.0**	**–**	**8.0**	9.8	–	9.8
Share of operating profit of associated undertaking	**–**	**–**	**–**	2.0	–	2.0
	269.6	**2.2**	**271.8**	260.5	15.0	275.5

	52 weeks ended 1 May 2004 £million	53 weeks ended 3 May 2003 £million
Operating profit is stated after charging:		
Goodwill amortisation	**4.2**	4.0
Depreciation	**119.5**	118.2
Exceptional impairment	**7.8**	2.9
Rentals paid under operating leases – plant and machinery	**4.9**	4.9
– other	**293.4**	259.4
Auditors' remuneration:		
Audit services	**0.8**	0.7
Audit related regulatory reporting	**0.1**	0.1
Further assurance services	**0.1**	0.1
Tax services: compliance	**0.2**	0.2
Tax services: advisory	**1.3**	0.6
Other services	**–**	0.1
Total fees paid to the auditors	**2.5**	1.8
Less amounts not included in operating profit	**–**	(0.3)
Amounts charged to operating profit	**2.5**	1.5

Included in auditors' remuneration not charged to operating profit are amounts of £nil (2002/03 £0.3 million relating predominantly to acquisitions of subsidiary undertakings where the amounts have been included as part of the cost of these acquisitions). Amounts relating to non-audit services include work initiated over a number of years with specialist individuals previously employed by Arthur Andersen who have become employees of Deloitte & Touche LLP following the combination of the two firms.

4 GOODWILL AMORTISATION AND EXCEPTIONAL ITEMS

		52 weeks ended 1 May 2004 £million	53 weeks ended 3 May 2003 £million
Operating items:			
Goodwill amortisation		**(4.2)**	(4.0)
Restructuring charge	(i)	**(44.0)**	(13.6)
		(48.2)	(17.6)
Non-operating items:			
Profit/(loss) on sale of investment	(ii)	**79.6**	(5.1)
Profit on sale of business assets	(iii)	**3.2**	-
		82.8	(5.1)

(i) Restructuring charge: 2003/04 relates to the closure of 106 Dixons stores. Costs relate predominantly to surplus leasehold property obligations, fixed asset impairment, stock write off and write down and employee severance. (2002/03 relates to a reorganisation of the Group's operations in order to realign the Group's cost base and protect future profitability. Costs included employee severance, predominantly in administrative and service functions, surplus leasehold property obligations and fixed asset impairment).

(ii) Profit/(loss) on sale of investment: 2003/04 relates to profit of €63.1 million (£44.0 million) arising on the sale of 48.4 million shares in Wanadoo S.A. on 24 November 2003. Further profits of €53.9 million (£35.6 million) arose from the exchanges into shares in Wanadoo S.A. by bondholders of the 1% Exchangeable Bonds 2004 further details of which are provided in note 18. (2002/03 loss relates to the sale of 40.4 million shares in Wanadoo S.A.).

(iii) Profit on sale of business assets relates to the sale of intangible assets held at £nil book value within a division of DSG Retail Limited, a subsidiary undertaking.

5 NET INTEREST

	52 weeks ended 1 May 2004 £million	53 weeks ended 3 May 2003 £million
Interest receivable and similar income	**45.1**	39.1
Interest payable:		
Bank loans and overdrafts	**(5.6)**	(17.3)
Other loans	**(28.4)**	(17.4)
	(34.0)	(34.7)
Interest capitalised	**0.5**	0.9
	11.6	5.3

6 EMPLOYEES

	52 weeks ended 1 May 2004 £million	53 weeks ended 3 May 2003 £million
Staff costs for the period were:		
Wages and salaries	**599.7**	555.3
Social security costs	**70.4**	53.6
Other pension costs	**19.1**	18.7
	689.2	627.6

	Employees	Employees
The average number of employees, including part time employees, was:		
Continuing operations:		
UK Retail	**30,443**	29,654
International Retail	**8,152**	5,692
Discontinued operations:		
European Property	**16**	36
	38,611	35,382

7 DIRECTORS

Details of directors' remuneration, share interests, share options, pensions and other entitlements, which form part of these financial statements, are shown in the audited sections of the directors' Remuneration Report.

8 EMPLOYEE SHARE OWNERSHIP TRUSTS

Dixons TSR Trust Limited is the trustee of a number of employee share ownership trusts (the Trusts). At 1 May 2004, the Trusts held shares in the Company which may subsequently be awarded to specified executive directors and senior employees under the Deferred Equity Participation Plan (DEPP) and the Long Term Incentive Plan (LTIP). Prior to this date, the Trusts also held shares in the Company to satisfy bonus arrangements entered into following the disposal of Freeserve. Details of the DEPP, LTIP and bonus arrangements are given in the Remuneration Report in sections (ii) and (iii), respectively.

The Company's aim is to hedge its liability under the DEPP and LTIP by buying shares through the Trusts to meet the anticipated future liability. The anticipated liability is regularly reassessed during the period and additional shares are purchased when required to meet an increase in this liability. The cost of funding and administering the Trusts is charged to the profit and loss account in the period to which it relates. Reserves are reduced by the amount of shares held in the Trusts which have not vested unconditionally.

At 1 May 2004 the Trusts held 1,316,813 shares in the Company (3 May 2003 3,691,355). Of these shares, 1,069,683 have been provisionally awarded to participants in the DEPP and LTIP (3 May 2003 1,421,129 shares had been provisionally awarded to participants in the DEPP, the LTIP and the bonus arrangements). During the year, 2,484,203 shares in the Company were released to employees under the terms of the DEPP, LTIP and bonus arrangements referred to above. Dixons TSR Trust Limited has waived all dividends except for a total payment of 1 penny at the time each dividend is paid. The mid-market price of a share on 1 May 2004 was 155.25 pence.

9 TAXATION ON PROFIT ON ORDINARY ACTIVITIES

	52 weeks ended 1 May 2004 £million	53 weeks ended 3 May 2003 (restated) £million
Current taxation:		
UK corporation tax at 30%	**68.7**	53.0
Overseas taxation – the Company and its subsidiaries	**15.6**	11.3
– associated undertakings	**-**	0.6
Credit in respect of goodwill amortisation and exceptional items	**(5.4)**	-
Adjustment in respect of earlier periods:		
Corporation tax	**2.2**	(1.5)
Overseas taxation	**-**	0.4
	81.1	63.8
Deferred taxation:		
Current period	**3.9**	5.5
Credit in respect of exceptional items	**-**	(2.6)
Adjustment in respect of earlier periods	**(2.1)**	0.4
	1.8	3.3
Taxation on profit on ordinary activities	**82.9**	67.1

A reconciliation of the notional current tax charge to the actual current tax charge is set out below:

Profit on ordinary activities at UK statutory rate of 30%	**109.9**	82.7
Capital allowances for the period in excess of depreciation	**(0.5)**	(0.9)
Other timing differences	**(3.4)**	(2.0)
Differences in effective overseas taxation rates	**(10.9)**	(15.7)
Non-taxable exceptional (gain)/loss	**(23.9)**	1.5
Non-deductible exceptional operating charges	**7.8**	2.7
Other	**(0.1)**	(3.4)
Adjustment in respect of earlier periods	**2.2**	(1.1)
Current taxation on profit on ordinary activities	**81.1**	63.8

The effective tax rate is expected to rise in future periods due to increases in effective overseas tax rates.

10 DIVIDENDS

	Per share	52 weeks ended 1 May 2004 £million	Per share	53 weeks ended 3 May 2003 £million
On ordinary shares of 2.5p each				
Interim	**1.660p**	**32.3**	1.510p	29.2
Proposed final	**5.660p**	**110.3**	5.145p	100.0
Ordinary dividends paid and proposed	**7.320p**	**142.6**	6.655p	129.2

11 EARNINGS PER SHARE

	52 weeks ended 1 May 2004 £million	53 weeks ended 3 May 2003 (restated) £million
Basic earnings	**280.4**	205.8
Diluted earnings	**280.4**	205.8
Discontinued operations	**0.3**	(10.4)
Goodwill amortisation	**4.2**	4.0
Exceptional items, net of taxation	**(44.2)**	16.1
Adjusted diluted earnings	**240.7**	215.5
	million	million
Basic weighted average number of shares	**1,945.0**	1,940.3
Employee share option and ownership schemes	**14.7**	9.5
Diluted weighted average number of shares	**1,959.7**	1,949.8
	pence	pence
Basic earnings per share	**14.4**	10.6
Diluted earnings per share	**14.3**	10.6
Discontinued operations	**–**	(0.5)
Goodwill amortisation	**0.2**	0.2
Exceptional items, net of taxation	**(2.2)**	0.8
Adjusted diluted earnings per share	**12.3**	11.1

Adjusted earnings per share are calculated using underlying earnings and are shown in order to disclose the impact of discontinued operations, goodwill amortisation and exceptional items.

12 INTANGIBLE FIXED ASSETS

	Group Goodwill £million
Cost	
At 4 May 2003	1,003.9
Acquisitions	**3.4**
Currency retranslation	**(59.7)**
At 1 May 2004	**947.6**
Amortisation	
At 4 May 2003	6.3
Charge for the period	**4.2**
Currency retranslation	**–**
At 1 May 2004	**10.5**
Net book value	
At 1 May 2004	**937.1**
At 3 May 2003	997.6

12 INTANGIBLE FIXED ASSETS continued

Goodwill in respect of Elkjøp is regarded as having an indefinite economic life. Elkjøp is expected to continue to maintain its market share and profitability over the long term and it is not therefore possible to identify a finite useful economic life for the goodwill of £478.9 million arising on its acquisition. It is considered that the barriers to entry which exist in Elkjøp's markets, which are anticipated to continue, will prove this goodwill to be durable.

UniEuro became a subsidiary undertaking in 2002/03 having previously been an associated undertaking. Goodwill attributable to UniEuro of £419.8 million has been calculated in accordance with FRS 2, which represents a departure for the purposes of showing a true and fair view, as described in note 1.6. Had the value of UniEuro's goodwill been calculated in accordance with the Companies Act 1985, goodwill of £428.6 million would be recorded rather than £419.8 million. The goodwill is regarded as having an indefinite economic life owing to UniEuro's market leading profitability and the expectation that this will continue in the long term.

The application by the directors of an annual impairment test supports the value of both the Elkjøp and UniEuro goodwill and, as a result, no charge for impairment is required at the balance sheet date. Because of the indefinite lives attributed to both Elkjøp and UniEuro goodwill, there is no amortisation charge in the profit and loss account in respect of these acquisitions. The adoption of indefinite lives represents a permissible departure from the Companies Act 1985 for the purposes of showing a true and fair view. It has not been possible to quantify the effect of this departure from the Companies Act 1985 because no finite life for the goodwill can be identified.

Goodwill arising on other acquisitions is amortised over periods not exceeding 20 years.

13 TANGIBLE FIXED ASSETS

	Group			Company
	Land and buildings £million	*Fixtures, fittings and equipment* £million	Total £million	*Fixtures, fittings and equipment* £million
Cost				
At 4 May 2003	169.1	1,133.6	1,302.7	2.9
Additions	**24.6**	**110.6**	**135.2**	**0.6**
Disposals	**(33.4)**	**(48.8)**	**(82.2)**	**–**
Currency retranslation	**(1.7)**	**(7.4)**	**(9.1)**	**–**
At 1 May 2004	**158.6**	**1,188.0**	**1,346.6**	**3.5**
Depreciation				
At 4 May 2003	12.2	669.2	681.4	2.7
Charge for the period	**5.0**	**114.5**	**119.5**	**0.1**
Disposals	**(1.6)**	**(41.4)**	**(43.0)**	**–**
Exceptional impairment	**–**	**7.8**	**7.8**	**–**
Currency retranslation	**(0.1)**	**(2.9)**	**(3.0)**	**–**
At 1 May 2004	**15.5**	**747.2**	**762.7**	**2.8**
Net book value				
At 1 May 2004	**143.1**	**440.8**	**583.9**	**0.7**
At 3 May 2003	156.9	464.4	621.3	0.2

	Freehold £million	Long leasehold £million	Short leasehold £million	Total £million
Land and buildings at cost to the Group				
At 1 May 2004	**120.8**	**2.6**	**35.2**	**158.6**
At 3 May 2003	129.4	2.8	36.9	169.1

Land and buildings include £28.4 million of land not depreciated (3 May 2003 £26.6 million). Land and buildings and fixtures, fittings and equipment include £2.6 million and £41.4 million, respectively of assets in the course of construction (3 May 2003 £30.0 million and £36.0 million, respectively).

14 FIXED ASSET INVESTMENTS

	Group
	£million
At 4 May 2003 (restated)	318.7
Additions	**0.5**
Disposals	**(259.7)**
Currency retranslation	**(10.6)**
At 1 May 2004	**48.9**

	Company		
	Subsidiary undertakings £million	Investments £million	Total £million
Cost and net book value			
At 4 May 2003 (restated)	1,203.0	285.5	1,488.5
Disposals	**–**	**(254.2)**	**(254.2)**
Currency retranslation	**–**	**1.6**	**1.6**
At 1 May 2004	**1,203.0**	**32.9**	**1,235.9**

Disposals relate predominantly to the disposal of shares in Wanadoo S.A. on which exceptional gains were made as described in note 4. Principal subsidiary undertakings are shown in note 34.

Investments held by the Group include the following listed investments:

	Relevant exchange	Net book value £million	Market value at 1 May 2004 £million
France Telecom S.A.	Paris	**32.9**	**51.4**
P. Kotsovolos S.A.	Athens	**13.4**	**9.8**
		46.3	**61.2**

The shares in France Telecom S.A. are held to cover potential share obligations under the 1% Exchangeable Bonds 2004 further details of which are provided in note 18.

15 STOCKS

	Group	
	2004 £million	2003 £million
Finished goods and goods for resale	**777.1**	699.9
Properties held for development or resale	**15.9**	79.8
	793.0	779.7
Properties held for development or resale include interest of	**0.6**	1.8

16 DEBTORS

	Group		Company	
	2004 £million	2003 (restated) £million	2004 £million	2003 £million
Falling due within one year				
Trade debtors	**217.3**	224.2	**–**	–
Amounts due from subsidiary undertakings	**–**	–	**997.8**	1,028.2
Corporation tax recoverable	**15.3**	3.3	**–**	–
Overseas taxation recoverable	**0.7**	1.9	**–**	–
Deferred taxation asset	**32.4**	35.8	**0.4**	0.5
Other debtors	**48.4**	102.5	**16.0**	25.0
Prepayments and accrued income	**113.1**	106.2	**4.6**	5.4
	427.2	473.9	**1,018.8**	1,059.1
Falling due after more than one year				
Deferred taxation asset	**43.7**	43.5	**–**	–
Other debtors	**2.1**	2.2	**–**	–
Prepayments and accrued income	**33.5**	55.2	**–**	–
	79.3	100.9	**–**	–
	506.5	574.8	**1,018.8**	1,059.1

Further details of deferred taxation assets are shown in note 23.

17 SHORT-TERM INVESTMENTS

	Group	
	2004 £million	2003 £million
Listed	**298.2**	317.1
Unlisted	**466.9**	396.8
	765.1	713.9

Listed investments mainly comprise floating rate notes. Unlisted investments mainly comprise money market deposits and commercial paper. Short-term investments include amounts which together with certain cash balances are held under trust to fund extended warranty and service contract liabilities as disclosed in note 20.

18 CREDITORS – FALLING DUE WITHIN ONE YEAR

	Group		Company	
	2004 £million	2003 (restated) £million	2004 £million	2003 £million
Borrowings				
1% Exchangeable Bonds 2004	**45.5**	–	–	–
7¾% Guaranteed Bonds 2004	–	99.9	–	–
Bank overdrafts	**4.1**	8.3	–	23.9
Other borrowings	**11.9**	43.1	–	–
	61.5	151.3	–	23.9
Other creditors				
Trade creditors	**527.4**	523.4	–	–
Amounts due to subsidiary undertakings	–	–	**1,076.8**	1,184.5
Corporation tax	**97.2**	59.2	–	4.7
Overseas taxation	**12.3**	16.4	–	–
Other taxation and social security payable	**36.9**	48.6	**0.3**	–
Other creditors	**136.9**	166.7	–	49.5
Accruals and deferred income from extended warranty and service contracts	**330.7**	341.0	–	–
Accruals and deferred income – other	**252.3**	272.1	**13.9**	–
Dividends payable	**110.6**	100.3	**110.4**	100.2
	1,504.3	1,527.7	**1,201.4**	1,338.9
	1,565.8	1,679.0	**1,201.4**	1,362.8

Borrowings include £11.9 million (3 May 2003 £19.1 million) secured by legal charges over properties. Trade creditors include £9.4 million (3 May 2003 £6.8 million) secured over the net assets of a subsidiary undertaking.

The 1% Exchangeable Bonds 2004, which are listed on the Luxembourg Stock Exchange, are euro denominated and are exchangeable into ordinary shares in France Telecom S.A. at the option of the bondholder, at the level of approximately 56 shares for each €1,000 principal amount of the bonds at a price of €17.85 per share up to 24 June 2004. Until 28 April 2004, the Bonds were exchangeable into ordinary shares in Wanadoo S.A. On this date, France Telecom S.A. completed its acquisition of Wanadoo S.A. and accordingly the bonds became exchangeable into shares in France Telecom S.A., with all other terms remaining unchanged. During 2003/04, bonds with a principal value of €192.6 million were exchanged. Unless previously redeemed, exchanged or purchased and cancelled, the remainder of the Bonds will be redeemed on 5 July 2004.

The 7¾% Guaranteed Bonds 2004 were redeemed at par on 16 February 2004.

19 CREDITORS – FALLING DUE AFTER MORE THAN ONE YEAR

	Group		Company	
	2004 £million	2003 (restated) £million	2004 £million	2003 £million
Borrowings				
1% Exchangeable Bonds 2004	–	180.5	–	–
6.125% Guaranteed Bonds 2012	**297.9**	297.7	**297.9**	297.7
Loans repayable:				
In more than one year but not more than two years	**0.2**	26.0	–	–
In more than two years but not more than five years	–	39.6	–	–
In more than five years	–	0.7	–	–
	298.1	544.5	**297.9**	297.7
Other creditors				
Other creditors	**73.1**	103.0	–	–
Deferred income from extended warranty and service contracts	**432.5**	437.2	–	–
	505.6	540.2	–	–
	803.7	1,084.7	**297.9**	297.7

Borrowings include £nil (3 May 2003 £9.7 million) secured by legal charges over properties.

The sterling denominated 6.125% Guaranteed Bonds 2012, which are unsecured, are guaranteed by DSG Retail Limited, a subsidiary undertaking, and are listed on the London Stock Exchange. Unless previously redeemed or purchased and cancelled they will be redeemed at par on 15 November 2012. Further details are included in note 20.

20 FINANCIAL INSTRUMENTS

A statement of the Group's objectives, policies and strategies with regard to financial instruments is contained in the Operating and Financial Review under the section entitled "Treasury policy". Short-term debtors and creditors have been excluded from these disclosures as permitted by FRS 13 "Derivatives and other financial instruments: disclosures". Additional information on fixed asset investments is included in note 14.

(A) INTEREST RATE AND CURRENCY PROFILE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES

After taking into account the various interest rate and currency swaps entered into by the Group, the currency and interest rate exposures of its financial assets and liabilities were:

2004

	Sterling £million	Norwegian Kroner £million	Euro £million	Other currencies £million	Total £million
Cash and short-term investments:					
Floating rate	**924.6**	**17.3**	**43.0**	**14.9**	**998.8**
Fixed rate	**0.9**	**-**	**3.7**	**-**	**4.6**
	925.5	**17.3**	**46.7**	**14.9**	**1,004.4**
Borrowings:					
Floating rate	**(50.0)**	**-**	**(242.4)**	**-**	**(292.4)**
Fixed rate	**-**	**-**	**(67.2)**	**-**	**(67.2)**
	(50.0)	**-**	**(309.6)**	**-**	**(359.6)**
Net funds/(debt) at period end	**875.5**	**17.3**	**(262.9)**	**14.9**	**644.8**
Fixed asset investments	**1.8**	**0.8**	**46.3**	**-**	**48.9**
Other creditors falling due after more than one year	**-**	**-**	**(23.3)**	**-**	**(23.3)**

2003

	Sterling £million	Norwegian Kroner £million	Euro £million	Other currencies £million	Total (restated) £million
Cash and short-term investments:					
Floating rate	744.9	7.6	81.6	23.0	857.1
Fixed rate	0.9	–	7.9	–	8.8
	745.8	7.6	89.5	23.0	865.9
Borrowings:					
Floating rate	(58.0)	–	(320.3)	(2.9)	(381.2)
Fixed rate	(128.2)	–	(186.4)	–	(314.6)
	(186.2)	–	(506.7)	(2.9)	(695.8)
Net funds/(debt) at period end	559.6	7.6	(417.2)	20.1	170.1
Fixed asset investments	1.3	3.2	314.2	–	318.7
Other creditors falling due after more than one year	–	–	(58.1)	–	(58.1)

All short-term foreign currency investments are money market deposits with maturities of less than three months. Fixed asset investments and other creditors falling due after more than one year are non-interest bearing.

Net funds, excluding amounts held under trust to fund extended warranty and service contract liabilities, totalled £342.2 million (3 May 2003 net borrowings £138.0 million).

20 FINANCIAL INSTRUMENTS *continued*

The principal sterling interest rate risks of the Group arise in respect of the Group's net cash and investments, and interest based credit commission. Each is based on floating interest rates and the two elements provide a natural hedge against each other. Sterling cash and investments include £302.6 million (3 May 2003 £308.1 million) held under trust to fund extended warranty and service contract liabilities. Floating rate assets consist of money market deposits and floating rate notes bearing rates fixed in advance for periods ranging from overnight to one year. The average period until the next refixing is 36 days (2002/03 30 days). Floating rate sterling borrowings comprise £50 million of the 6.125% Guaranteed Bonds 2012 that have been swapped so as to bear interest at rates based on LIBOR. The remaining £250 million of these bonds have been swapped into floating rate euro borrowings. After taking account of interest rate swaps entered into by the Group, no sterling borrowings carry interest at a fixed rate (2002/03 the weighted average period for which the rate was fixed was 0.7 years).

Floating rate euro borrowings represent £250 million of the 6.125% Guaranteed Bonds 2012 swapped to EURIBOR and bank borrowings to provide a hedge against euro denominated fixed asset investments and to finance working capital. Fixed rate euro borrowings comprise the 1% Exchangeable Bonds 2004 which also provide a hedge against euro denominated fixed asset investments. Amounts in respect of other currencies relate to funds held within Electro World and the Elkjøp group. After taking account of interest rate swaps entered into by the Group, the weighted average period for which the rate was fixed for euro denominated borrowings was 0.2 years (2002/03 1.2 years).

(B) FAIR VALUES OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES

	Book value 2004 £million	Fair value 2004 £million	Book value 2003 (restated) £million	Fair value 2003 (restated) £million
Fixed asset investments	**48.9**	**63.9**	318.7	369.0
Cash and investments:				
Cash at bank and in hand	**239.3**	**239.3**	152.0	152.0
Short-term investments	**765.1**	**765.9**	713.9	713.7
	1,004.4	**1,005.2**	865.9	865.7
Borrowings due:				
In one year or less or on demand	**(61.5)**	**(67.7)**	(151.3)	(155.7)
In more than one year but not more than two years	**(0.2)**	**(0.2)**	(206.5)	(226.9)
In more than two years but not more than five years	**-**	**-**	(39.6)	(39.6)
In more than five years	**(297.9)**	**(300.9)**	(298.4)	(309.0)
	(359.6)	**(368.8)**	(695.8)	(731.2)
Other creditors falling due after more than one year	**(16.7)**	**(16.7)**	(58.1)	(58.1)
Derivatives held to:				
Manage the interest rate profile	**-**	**(1.7)**	-	(0.2)
Manage currency exposure	**(3.2)**	**(18.7)**	(1.0)	(16.0)
Hedge net assets	**(2.3)**	**(2.5)**	-	-
Hedge future transactions				
- expected to occur within one year	**-**	**4.6**	-	(0.5)
- expected to occur after more than one year	**-**	**-**	-	-

Most assets and liabilities are held at floating rates and therefore the fair value is close to the book value with the exception of the Group's bonds where a premium exists to the book value due to the coupon rate and exchange rights for the Guaranteed Bonds and the Exchangeable Bonds, respectively. Fair values are derived from market values.

20 FINANCIAL INSTRUMENTS continued

(C) GAINS AND LOSSES ON INSTRUMENTS USED FOR HEDGING

The Group manages exposures that arise on purchases and sales denominated in foreign currencies by entering predominantly into forward foreign exchange currency contracts. It also uses swaps, forward exchange contracts and options to manage its interest rate and foreign exchange translation exposures.

Unrecognised net gains and losses on hedging instruments are as follows:

	Gains £million	Losses £million	Net total £million
On hedges at 4 May 2003	1.1	(17.8)	(16.7)
Arising in previous periods recognised in 2003/04 profit and loss account	(0.5)	2.4	1.9
Arising in previous periods not recognised in 2003/04 profit and loss account	0.6	(15.4)	(14.8)
Arising in 2003/04 not recognised in 2003/04	4.6	(8.1)	(3.5)
On hedges at 1 May 2004	**5.2**	**(23.5)**	**(18.3)**
Of which:			
Expected to be recognised within one year	5.2	(4.5)	0.7
Expected to be recognised after more than one year	–	(19.0)	(19.0)

(D) CURRENCY RISK

The Group's policy is to hedge all significant transaction exposures on monetary assets and liabilities and consequently there are no material currency exposures that would give rise to gains and losses in the profit and loss account in the functional currencies of the operating businesses.

21 BORROWING FACILITIES

	Group	
	2004 £million	2003 £million
The Group had available the following undrawn committed borrowing facilities at the period end:		
Expiry date:		
Within one year	**29.6**	29.2
In more than one year, but not more than two years	–	309.8
In more than two years	**400.0**	–
	429.6	339.0

22 PROVISIONS FOR LIABILITIES AND CHARGES

	Restructuring costs £million	Other £million	Total £million
Group			
At 4 May 2003 as restated	13.7	4.1	17.8
Charge in the period	**29.4**	**-**	**29.4**
Utilised	**(8.3)**	**(2.0)**	**(10.3)**
Reclassification	**-**	**(0.3)**	**(0.3)**
At 1 May 2004	**34.8**	**1.8**	**36.6**
Company			
At 4 May 2003	-	4.1	4.1
Utilised	**-**	**(2.0)**	**(2.0)**
Reclassification	**-**	**(0.3)**	**(0.3)**
At 1 May 2004	**-**	**1.8**	**1.8**

The amount provided in the period for restructuring relates to the closure of 106 Dixons stores which is further described in note 4 and which is expected to be utilised primarily within one year but not more than five years.

23 DEFERRED TAXATION

	Group £million	Company £million
Deferred taxation asset/(liability)		
At 4 May 2003 as previously reported	(74.0)	0.5
Prior period adjustment	153.3	-
At 4 May 2003 as restated	79.3	0.5
Charge in the period	**(1.8)**	**(0.1)**
Utilised	**(9.3)**	**-**
Reclassification	**7.5**	**-**
Exchange translation adjustments	**0.4**	**-**
At 1 May 2004	**76.1**	**0.4**

	Group 2004 £million	Group 2003 (as restated) £million
Analysis of deferred taxation asset:		
Accelerated capital allowances	**(20.1)**	(23.1)
Other timing differences	**96.2**	102.4
	76.1	79.3

Deferred taxation assets are included within debtors in note 16. As a result of share disposals, allowable losses have been incurred which are available for offset against certain future chargeable gains. A deferred tax asset has not been recognised in respect of these losses as it is considered that there is insufficient evidence that chargeable gains will arise. The deferred tax asset not recognised, measured at the standard rate of 30 per cent, is not less than £700 million.

No deferred tax is recognised on the unremitted earnings of overseas subsidiaries and associated undertakings. As the earnings are continually reinvested by the Group, no tax is expected to be payable on these earnings in the foreseeable future.

24 SHAREHOLDERS' FUNDS AND SHARE CAPITAL

(A) SHAREHOLDERS' FUNDS

Group

	Share capital £million	Share premium account £million	Capital reserve £million	Investment in own shares £million	Merger reserve £million	Capital redemption reserve £million	Profit and loss account £million	Total £million
At 4 May 2003 as previously reported	48.7	137.9	158.0	–	(386.1)	425.5	1,312.4	1,696.4
Prior period adjustments:								
Application Note G	–	–	–	–	–	–	(357.5)	(357.5)
UITF 38	–	–	–	(1.8)	–	–	–	(1.8)
At 4 May 2003 as restated	48.7	137.9	158.0	(1.8)	(386.1)	425.5	954.9	1,337.1
Retained profit	–	–	–	–	–	–	**137.8**	**137.8**
Vesting of own shares	–	–	–	**0.3**	–	–	**(0.3)**	–
Currency retranslation	–	–	–	–	–	–	**(48.8)**	**(48.8)**
Transfer	–	–	**(158.0)**	–	–	–	**158.0**	–
Ordinary shares issued:								
Share options – employees	–	**1.9**	–	–	–	–	–	**1.9**
– employee trusts	–	**0.7**	–	–	–	–	**(0.7)**	–
At 1 May 2004	**48.7**	**140.5**	**–**	**(1.5)**	**(386.1)**	**425.5**	**1,200.9**	**1,428.0**

Company

	Share capital £million	Share premium account £million	Capital reserve £million	Investment in own shares £million	Merger reserve £million	Capital redemption reserve £million	Profit and loss account £million	Total £million
At 4 May 2003 as previously reported	48.7	137.9	–	–	–	425.5	304.6	916.7
Prior period adjustment:								
UITF 38	–	–	–	(1.8)	–	–	–	(1.8)
At 4 May 2003 as restated	48.7	137.9	–	(1.8)	–	425.5	304.6	914.9
Retained loss	–	–	–	–	–	–	**(91.8)**	**(91.8)**
Vesting of own shares	–	–	–	**0.3**	–	–	**(0.3)**	–
Ordinary shares issued:								
Share options – employees	–	**1.9**	–	–	–	–	–	**1.9**
– employee trusts	–	**0.7**	–	–	–	–	–	**0.7**
At 1 May 2004	**48.7**	**140.5**	**–**	**(1.5)**	**–**	**425.5**	**212.5**	**825.7**

As permitted by section 230 of the Companies Act 1985, no profit and loss account for the Company is included in these financial statements. The profit for the period of the Company was £50.8 million (2002/03 £262.7 million).

The transfer from the capital reserve to the profit and loss account represents the attributable profit in respect of Wanadoo S.A. shares (exchanged for the Group's holding in Freeserve in 2000/01) that were released from lock up arrangements in the period. The cumulative amount of goodwill written off directly against reserves at the start and end of the period in respect of undertakings still within the Group is £127.9 million.

Own shares held by the Group and the Company represent the shares in the Company held by Dixons TSR Trust further details of which are given in note 8. The 1,316,813 shares held at 1 May 2004 had a market value of £2.0 million (3 May 2003 3,691,355 shares held had a market value of £4.2 million) and their nominal value was £0.1 million (3 May 2003 £0.1 million).

24 SHAREHOLDERS' FUNDS AND SHARE CAPITAL continued

(B) RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS

	2004 £million	2003 £million
Opening equity shareholders' funds as previously reported	**1,696.4**	1,581.1
Prior period adjustments:		
Application Note G	**(357.5)**	(355.5)
UITF 38	**(1.8)**	(1.8)
Opening equity shareholders' funds as restated	**1,337.1**	1,223.8
Profit for the period	**280.4**	205.8
Dividends	**(142.6)**	(129.2)
	137.8	76.6
Other recognised gains and losses relating to the period	**(48.8)**	35.1
Ordinary shares issued: Share option and ownership schemes	**1.9**	1.6
Net additions to equity shareholders' funds	**90.9**	113.3
Closing equity shareholders' funds	**1,428.0**	1,337.1

The effects of the prior period adjustments described above are detailed further in note 33.

(C) CALLED UP SHARE CAPITAL

	2004 £million	2003 £million
Authorised		
4,980,252,496 (3 May 2003 4,980,252,496) ordinary shares of 2.5p each	**124.5**	124.5
Allotted and fully paid		
1,948,689,632 (3 May 2003 1,946,742,907) ordinary shares of 2.5p each	**48.7**	48.7

During the period 1,946,725 shares were issued in respect of options exercised under employee share option schemes.

25 EMPLOYEE SHARE OPTION SCHEMES

During the period the following options were granted to employees:

Sharesave			Discretionary		
Number of employees	Exercise price pence	Number	Number of employees	Exercise price pence	Number
3,323	118.82	**7,879,270**	13,742	134.00	**25,545,491**

At 3 May 2003 directors and employees held options to subscribe for a total of 121,405,571 shares (3 May 2003 106,256,291) as follows:

Sharesave			Discretionary		
Date of grant	Exercise price pence	Number	Date of grant	Exercise price pence	Number
02.06.00	218.00	**787,727**	11.08.94	50.75	**16,000**
12.03.01	215.00	**1,811,912**	04.08.95	73.25	**56,000**
07.03.02	177.00	**2,980,062**	05.08.96	122.75	**730,400**
06.03.03	81.64	**23,626,006**	04.02.97	124.25	**8,000**
03.03.04	118.82	**7,857,515**	04.08.97	145.50	**2,480,108**
			20.02.98	135.00	**10,000**
			17.08.98	132.00	**4,490,022**
			12.10.98	140.00	**144,692**
			17.02.99	256.75	**200,000**
			19.07.99	334.75	**11,703,268**
			31.01.00	278.25	**46,720**
			17.07.00	273.00	**8,083,247**
			05.02.01	269.00	**177,003**
			23.07.01	231.00	**12,676,009**
			15.02.02	228.00	**45,520**
			22.07.02	161.00	**19,067,843**
			07.02.03	102.45	**270,951**
			28.07.03	134.00	**24,136,566**
		37,063,222			**84,342,349**

Options granted under the Sharesave schemes are exercisable in the six-month period following the date of maturity of a three-year or five-year savings contract. Options granted under discretionary schemes prior to 28 July 2003 are exercisable between three and ten years from the date of grant, conditional upon a defined minimum increase in the market price of a share and, in certain cases, to the attainment of a specified rate of growth in the Company's adjusted diluted earnings per share. Options may be exercised earlier in certain circumstances. Options granted on 28 July 2003 are exercisable only if on the third, fourth or fifth anniversaries of the date of grant a defined minimum increase in the Company's adjusted diluted earnings per share have been achieved. These options lapse if the performance criteria have not been met after five years from the date of grant.

26 NOTES TO THE CASH FLOW STATEMENT

(A) RECONCILIATION OF OPERATING PROFIT TO NET CASH INFLOW FROM OPERATING ACTIVITIES

	2003/04 £million	2002/03 (restated) £million
Operating profit	**271.8**	275.5
Depreciation	**119.5**	118.2
Amortisation of goodwill	**4.2**	4.0
Share of profit of associated undertaking	**-**	(2.0)
Profit on disposal of fixed assets	**(8.0)**	(9.8)
Net additions to exceptional provisions and impairment	**26.9**	9.2
Increase in stocks	**(101.1)**	(25.1)
Decrease in debtors	**3.4**	17.9
Increase/(decrease) in creditors	**11.5**	(47.5)
	328.2	340.4

(B) ANALYSIS OF CASH FLOWS FOR HEADINGS NETTED IN THE CASH FLOW STATEMENT

	2003/04 £million	2002/03 £million
Net (increase)/decrease in current asset investments		
Money market and other short-term fixed rate deposits	**(75.3)**	68.7
Floating rate notes	**18.1**	33.2
	(57.2)	101.9
Net (decrease)/increase in debt due within one year		
7¾% Guaranteed Bonds 2004	**(99.9)**	-
Secured borrowings	**(7.9)**	18.5
Other short-term borrowings	**(16.0)**	(219.6)
	(123.8)	(201.1)
Net (decrease)/increase in debt due after more than one year		
6.125% Guaranteed Bonds 2012	**-**	297.7
Secured borrowings	**(8.9)**	(5.5)
Other borrowings	**(24.0)**	(40.4)
	(32.9)	251.8

(C) ANALYSIS OF NET FUNDS

	4 May 2003 £million	Cash flow £million	Disposals (excluding cash and overdrafts) £million	Other non-cash movements £million	Exchange movements £million	1 May 2004 £million
Cash at bank and in hand	152.0	**89.7**	**-**	**-**	**(2.4)**	**239.3**
Overdrafts	(8.3)	**4.3**	**-**	**-**	**(0.1)**	**(4.1)**
	143.7	**94.0**	**-**	**-**	**(2.5)**	**235.2**
Short-term investments	713.9	**57.2**	**(5.5)**	**-**	**(0.5)**	**765.1**
Debt due within one year	(143.0)	**123.8**	**6.6**	**(52.0)**	**7.2**	**(57.4)**
Debt due after more than one year	(544.5)	**32.9**	**31.8**	**179.2**	**2.5**	**(298.1)**
	26.4	**213.9**	**32.9**	**127.2**	**9.2**	**409.6**
	170.1	**307.9**	**32.9**	**127.2**	**6.7**	**644.8**

Other non-cash movements relate to the reclassification of the 1% Exchangeable Bonds 2004 from debt due after more than one year to debt due within one year, followed by the subsequent exchange of €192.6 million in principal value of these bonds into shares in Wanadoo S.A. as described in note 18.

27 POST RETIREMENT BENEFITS

The Group operates a number of defined contribution and defined benefit pension schemes. The principal scheme operates in the UK where the Group maintains a funded defined benefit pension scheme for certain employees with assets held in a separate trustee administered fund. Contributions are assessed in accordance with the advice of independent qualified actuaries so as to spread the pension cost over the normal expected service lives of members. The scheme is valued by a qualified actuary at least every three years.

Since 1 September 2002, the defined benefit section of the scheme has been closed to new entrants. Membership of the defined contribution section of the pension scheme is now offered to eligible employees.

In the Nordic region, the Group operates secured defined benefit pension schemes with assets held in a life insurance company and an unsecured pension arrangement. In addition, it makes contributions to a state pension scheme. The effect of these schemes on the Group's results is not significant.

(A) REGULAR PENSION COSTS – SSAP 24

Pension costs are accounted for in accordance with SSAP 24 "Accounting for pension costs". The Group paid contributions to its principal defined benefit plan during the period of £19.0 million (2002/03 £16.6 million). The pension charge in the profit and loss account amounted to £18.0 million (2002/03 £18.1 million) which represented the regular pension cost.

The pension charge in respect of defined contribution schemes was £1.0 million (2002/03 £0.5 million). A further £0.1 million (2002/03 £0.1 million) provision was made in respect of the unsecured pension arrangement.

The last actuarial valuation of the UK scheme was carried out as at 5 April 2001 using the projected unit method and has been used to determine the level of funding to the scheme. The next actuarial valuation as at 5 April 2004 is in the course of completion. The Group's contribution rate for the period ended 1 May 2004, agreed in consultation with the actuaries, was 9.9 per cent. The contribution rate for future periods is planned to increase to 12.9 per cent by August 2006 in annual increments of 1 per cent commencing in August 2004.

The principal actuarial assumptions used as at 5 April 2001 for determining costs and contributions were:

	Rate per annum
Rate of increase in pensionable salaries	4.25%
Rate of increase to pensions – Guaranteed Minimum Pension	3.0%
– Pension in excess of Guaranteed Minimum Pension	2.5%
Discount rate for accrued benefits	6.5%
Inflation	2.5%
Investment return for future service benefits	6.75%

At 5 April 2001, the market value of the scheme's investments was £388.2 million and, based on the above assumptions, the value of the assets was sufficient to cover 106 per cent of the benefits accrued to members after allowing for expected future increases in earnings. This amounted to a surplus of assets over liabilities of £25 million.

27 POST RETIREMENT BENEFITS continued

(B) FRS 17 DISCLOSURES

FRS 17 will introduce new accounting policies in respect of pension arrangements. FRS 17 is not fully effective for the Group until 2005/06, although additional information is required to be disclosed in the intervening period. This information comprises the fair value of assets held and the financial assumptions made in valuing the liabilities of the scheme as well as disclosures concerning pension assets and liabilities and pension expense. The methodologies set out in FRS 17 are different from those used by the scheme actuaries in determining funding arrangements.

Assumptions

	1 May 2004	3 May 2003	27 April 2002
	Rate per annum	Rate per annum	Rate per annum
Rate of increase in pensionable salaries	4.3%	4.0%	4.25%
Rate of increase in pensions in payment/deferred pensions	2.8%	2.3%	2.5%
Discount rate	5.9%	5.6%	6.0%
Inflation	2.8%	2.3%	2.5%

Valuation

	1 May 2004		3 May 2003		27 April 2002	
	Long term expected rate of return	£million	Long term expected rate of return	£million	Long term expected rate of return	£million
Equities	8.4%	362.5	8.3%	299.3	8.0%	347.6
Bonds	5.0%	49.6	4.6%	34.2	5.2%	30.4
Cash	3.8%	6.1	4.0%	2.7	4.5%	14.8
Market value of assets		418.2		336.2		392.8
Present value of liabilities		(543.9)		(562.8)		(468.9)
Deficit in the scheme		(125.7)		(226.6)		(76.1)
Related deferred tax asset		37.7		68.0		22.8
Net FRS 17 pension liability		(88.0)		(158.6)		(53.3)

The effect on the profit and loss account reserve and accordingly net assets is set out below:

	1 May 2004	3 May 2003	27 April 2002
Net FRS 17 pension liability	(88.0)	(158.6)	(53.3)
Reversal of existing SSAP 24 prepayment	(5.3)	(5.3)	(5.3)
Net adjustment which would result from the adoption of FRS 17	(93.3)	(163.9)	(58.6)
Profit and loss account reserve as reported (as restated)	1,200.9	954.9	712.1
Profit and loss account reserve on FRS 17 basis	1,107.6	791.0	653.5

The deficit under FRS 17 reflects the different basis for valuing assets and liabilities compared with SSAP 24. The net position is sensitive to market conditions at the assessment date of 1 May 2004, particularly changes in equity values.

27 POST RETIREMENT BENEFITS continued

The FRS 17 deficit, before deferred tax benefits, has decreased during the 52 week period ended 1 May 2004 as set out below:

	£million
As at 4 May 2003	(226.6)
Movement in year:	
Contributions	**19.0**
Current service cost	**(27.4)**
Curtailment gain	**0.4**
Other finance charge	**(3.9)**
Actuarial gain	**112.8**
As at 1 May 2004	**(125.7)**

An analysis of the amount which would be charged to the profit and loss account is as follows:

	2004 £million	2003 £million
Current service cost	**(27.4)**	(22.8)
Curtailment gain	**0.4**	-
Total operating charge	**(27.0)**	(22.8)
Expected return on pension scheme assets	**27.2**	31.2
Interest cost on pension scheme liabilities	**(31.1)**	(28.3)
Net other finance (charge)/income	**(3.9)**	2.9
Total chargeable to profit before taxation	**(30.9)**	(19.9)

The amount which would be recognised in the statement of total recognised gains and losses is as follows:

	% of scheme assets/ (liabilities)	2004 £million	% of scheme assets/ (liabilities)	2003 £million
(Gain)/loss arising from actual return less expected return on scheme assets	**9.3%**	**(38.8)**	31.2%	104.9
Experience (gain)/loss arising on scheme liabilities	**9.4%**	**(51.1)**	3.0%	16.7
Changes of assumptions underlying the present value of scheme liabilities	**3.6%**	**(22.9)**	4.5%	25.6
Actuarial (gain)/loss recognisable in statement of total recognised gains and losses		**(112.8)**		147.2

28 DISPOSAL

On 8 December 2003, the Group sold its 90 per cent share in Codic International S.A., which constituted the majority of the Group's European Property division, for €33.3 million (£23.3 million) in cash. The consideration was equal to the Group's share of the net asset value of Codic of €37.0 million (£25.9 million) at 31 October 2003. As part of the transaction the purchasers assumed €41.8 million (£29.1 million) of net debt. Net assets disposed of were as follows:

	£million
Tangible fixed assets	**0.6**
Short-term investments	**5.5**
Cash	**3.8**
Other current assets	**96.4**
Borrowings falling due within one year	**(6.6)**
Borrowings falling due after more than one year	**(31.8)**
Other creditors falling due within one year	**(42.0)**
Net assets	**25.9**
Minority interest	**(2.6)**
Consideration	**23.3**

29 CAPITAL COMMITMENTS

	Group	
	2004 £million	2003 £million
Contracted for but not provided for in the accounts	**6.8**	15.7

30 CONTINGENT LIABILITIES

	Company	
	2004 £million	2003 £million
Guarantee of 7¾% Guaranteed Bond 2004	**-**	100.0
Guarantee of notes issued under 1% Exchangeable Bond 2004	**45.5**	180.5
Guarantee of borrowings of subsidiary undertakings	**-**	25.8
Other guarantees	**21.7**	22.7

In the normal course of business, the Group has contingent liabilities in respect of lease covenants relating to premises assigned to third parties.

31 OPERATING LEASE COMMITMENTS

	Group			
	Land and buildings		Other assets	
	2004 £million	2003 £million	2004 £million	2003 £million
At 1 May 2004 the Group was committed to the following payments during the next 52 week period in respect of operating leases which expire:				
Within one year	**12.2**	5.5	**0.7**	–
Between two and five years	**56.0**	48.9	**1.7**	0.8
After five years	**249.8**	226.2	**–**	–
	318.0	280.6	**2.4**	0.8

32 RELATED PARTY TRANSACTIONS

The Company has granted Dixons TSR Trust, the employee share ownership trust, loan facilities of £50 million.

The Company made a charitable donation of £875,000 to The Dixons Foundation, the Group's registered charitable trust. The Company is the sole benefactor of the Foundation, the principal beneficiaries of which are concerned with education, business ethics, community affairs, medicine and disabilities, heritage and the environment.

33 PRIOR PERIOD ADJUSTMENTS

The change in accounting policy arising from Application Note G as described in note 1.2 has resulted in comparative figures for 2002/03 being restated as follows:

	As previously reported £million	Prior period adjustment £million	As restated £million
Profit and loss account			
Turnover	**5,760.5**	**(2.1)**	**5,758.4**
Profit on ordinary activities before taxation	**278.6**	**(2.9)**	**275.7**
Taxation on profits on ordinary activities	**(68.0)**	**0.9**	**(67.1)**
Balance sheet			
Creditors falling due within one year			
– Extended warranty and service contract liabilities	**(94.7)**	**94.7**	**–**
– Accruals and deferred income from extended warranty and service contracts	**–**	**(341.0)**	**(341.0)**
Creditors falling due after more than one year			
– Extended warranty and service contract liabilities	**(172.7)**	**172.7**	**–**
– Deferred income from extended warranty and service contracts	**–**	**(437.2)**	**(437.2)**
Deferred taxation	**(74.0)**	**153.3**	**79.3**
Effect on cumulative reserves brought forward at 4 May 2003		**(357.5)**	

The impact of the new accounting policy on the current period's turnover and profit on ordinary activities before taxation is a decrease of £1.4 million and an increase of £0.8 million, respectively.

The adoption of UITF 38, as described in note 1.2, has the effect of reducing cumulative reserves brought forward at 4 May 2003 by £1.8 million with no material effect on the profit and loss account in either the current or prior years. The amount recognised in the statement of recognised gains and losses of £4.5 million relates to the cumulative amortisation of own shares as at 4 May 2003 previously recognised in the profit and loss account and now deducted from the profit and loss account reserve.

34 PRINCIPAL SUBSIDIARY UNDERTAKINGS

The principal subsidiary undertakings at 1 May 2004 were as follows:

UK Retail
Coverplan Insurance Services Limited
Dixons Insurance Services Limited – Isle of Man
DSG Card Handling Services Limited
DSG Retail Limited
Mastercare Service and Distribution Limited
The Link Stores Limited (60%)

Other
Dixagon S.A. – Switzerland
Dixagon Finance S.A. – Switzerland
Dixons Group Holdings Limited*
Dixons Overseas Investments Limited
Dixons European Investments Limited

International Retail
Elkjøp A.S.A. – Norway
Elkjøp Norge AS – Norway
El-Giganten AB – Sweden
El-Giganten Køkkenland AS – Denmark
Gigantti OY – Finland
UniEuro S.p.A. – Italy
PC City Spain S.L. – Spain
DSG Retail Ireland Limited – Ireland
PC City (France) S.A. – France
Electro World (Hungary) Kft – Hungary
Electro World s.r.o. – Czech Republic

* Direct subsidiary of Dixons Group plc

Unless otherwise indicated, principal subsidiary undertakings are wholly owned and incorporated in Great Britain. All Group undertakings operate in their country of incorporation.

35 POST BALANCE SHEET EVENT

On 4 June 2004, the Group acquired the UK operations of WHSU, Inc. and WHSU International, Inc. (together known as Micro Warehouse), which specialise in direct reselling of branded IT products and services to business. The consideration was $37.7 million (£20.7 million) paid in cash.

FIVE YEAR RECORD

CONSOLIDATED PROFIT AND LOSS ACCOUNT[1]

£million	2003/04	2002/03	2001/02	2000/01	1999/00
Turnover	**6,491.7**	5,758.4	4,868.2	4,648.8	3,813.6
percentage change	***12.7%***	*18.3%*	*4.7%*	*21.9%*	*24.3%*
Underlying operating profit[2]	**317.8**	278.1	245.1	244.6	194.0
Underlying net interest[2]	**11.5**	4.8	11.5	(6.0)	20.9
Underlying profit before taxation[2]	**329.3**	282.9	256.6	238.6	214.9
percentage change	***16.4%***	*10.2%*	*7.5%*	*11.0%*	*15.7%*
Discontinued operations – Codic	**2.3**	15.5	16.9	17.0	13.3
Discontinued operations – Freeserve	**–**	–	–	(48.2)	(22.9)
Goodwill amortisation	**(4.2)**	(4.0)	(0.7)	(0.7)	(0.2)
Exceptional items[3]	**38.8**	(18.7)	(14.9)	417.5	231.3
Profit before taxation	**366.2**	275.7	257.9	624.2	436.4
Taxation	**(82.9)**	(67.1)	(57.8)	(42.7)	(45.2)
Minority interest	**(2.9)**	(2.8)	(6.0)	(2.5)	(4.3)
Profit for the period	**280.4**	205.8	194.1	579.0	386.9
Dividends	**(142.6)**	(129.2)	(117.3)	(105.9)	(126.5)
Retained profit for the period	**137.8**	76.6	76.8	473.1	260.4
Diluted earnings per ordinary share (pence)	**14.3p**	10.6p	10.0p	29.8p	19.7p
Adjusted diluted earnings per ordinary share (pence)[4]	**12.3p**	11.1p	9.9p	9.0p	8.3p
percentage change	***10.8%***	*12.1%*	*10.0%*	*8.4%*	*9.2%*
Dividends per ordinary share (pence)[4]	**7.320p**	6.655p	6.050p	5.500p	4.600p
percentage change	***10.0%***	*10.0%*	*10.0%*	*19.6%*	*20.3%*
Special dividend	**–**	–	–	–	1.880p
Segmental information – continuing operations[5]					
Turnover					
UK Retail	**4,697.9**	4,524.5	4,103.4	3,942.3	3,489.3
International Retail	**1,760.1**	1,195.3	701.6	612.6	245.0
	6,458.0	5,719.8	4,805.0	4,554.9	3,734.3
Underlying operating profit[2]					
UK Retail[6]	**254.2**	238.0	230.3	223.5	187.3
International Retail	**63.6**	38.1	11.0	21.1	6.7
	317.8	276.1	241.3	244.6	194.0
Associated undertakings	**–**	2.0	3.8	–	–
	317.8	278.1	245.1	244.6	194.0

CONSOLIDATED BALANCE SHEET[1]

£million	2004	2003	2002	2001	2000
Fixed assets					
Intangible assets	**937.1**	997.6	484.2	432.7	443.3
Tangible assets	**583.9**	621.3	607.0	535.0	501.0
Investments	**48.9**	318.7	477.0	623.4	83.1
	1,569.9	1,937.6	1,568.2	1,591.1	1,027.4
Current assets					
Stocks	**793.0**	779.7	650.0	580.7	512.5
Debtors	**506.5**	574.8	505.9	423.2	384.6
Short-term investments	**765.1**	713.9	813.9	793.0	788.8
Cash at bank and in hand	**239.3**	152.0	38.6	64.4	103.9
	2,303.9	2,220.4	2,008.4	1,861.3	1,789.8
Creditors – falling due within one year					
Borrowings	**(61.5)**	(151.3)	(193.8)	(195.8)	(68.8)
Other creditors	**(1,504.3)**	(1,527.7)	(1,314.1)	(1,177.3)	(1,086.4)
	(1,565.8)	(1,679.0)	(1,507.9)	(1,373.1)	(1,155.2)
Net current assets	**738.1**	541.4	500.5	488.2	634.6
Total assets less current liabilities	**2,308.0**	2,479.0	2,068.7	2,079.3	1,662.0
Creditors – falling due after more than one year					
Borrowings	**(298.1)**	(544.5)	(303.0)	(462.1)	(556.9)
Other creditors	**(505.6)**	(540.2)	(494.7)	(500.7)	(486.2)
	(803.7)	(1,084.7)	(797.7)	(962.8)	(1,043.1)
Provisions for liabilities and charges	**(36.6)**	(17.8)	(11.7)	(17.6)	(2.4)
	1,467.7	1,376.5	1,259.3	1,098.9	616.5
Equity shareholders' funds	**1,428.0**	1,337.1	1,223.7	1,070.0	574.3
Equity minority interests	**39.7**	39.4	35.6	28.9	42.2
	1,467.7	1,376.5	1,259.3	1,098.9	616.5
Capital expenditure	**135.2**	233.3	189.9	180.3	210.4
Net funds/(debt)[7]	**342.2**	(138.0)	55.7	(85.1)	(75.8)

Notes:

1 Where appropriate, prior year comparatives have been restated to take account of Amendment to FRS 5 "Reporting the substance of transactions": Revenue recognition ("Application Note G"), FRS 19 "Deferred tax", and the adoption of UITF 38 "Accounting for ESOP Trusts".

2 Underlying figures exclude the effects of discontinued operations, goodwill amortisation and exceptional items.

3 Net exceptional items before taxation include both operating and non-operating items.

4 Adjusted diluted earnings per share are calculated using underlying earnings and are shown in order to disclose the impact of discontinued operations, goodwill amortisation and exceptional items.

5 Where appropriate, prior year comparative figures have been restated to reflect the absorption of the small German property operations into the International Retail division as well as the integration of the Internet Services division, previously reported separately, into the appropriate retail division. Comparative figures have been restated to reflect these changes in responsibility.

6 Excludes discontinued operations (Codic International S.A. and Freeserve).

7 Comprises cash, short-term investments and borrowings and excludes funds held under trust in respect of extended warranty and service contract liabilities and, where relevant, funds held by Freeserve.

SHAREHOLDER INFORMATION

REGISTERED OFFICE
Maylands Avenue
Hemel Hempstead
Hertfordshire HP2 7TG
Registered No. 3847921
www.dixons-group-plc.co.uk

REGISTRARS AND TRANSFER OFFICE
Capita IRG plc
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
Tel: 0870 162 3100
www.capitaregistrars.com

JOINT BROKERS
Cazenove
Citigroup

SHAREHOLDER ENQUIRIES
You can access shareholding details over the internet. The web address for our Registrars' site is shown above. As well as checking name, address and shareholding details in the Shareholder Help section, change of address, dividend mandate and stock transfer forms can be downloaded. This is a secure site. So that the system can validate enquiries, an Investor Code is required. This is a numerical account number shown on share certificates and dividend tax counterfoils.

SHARE DEALING SERVICES
On-line and telephone share dealing services are available through our Registrars providing shareholders with easy access and simple to use services. There is no need to pre-register and the facilities allow you to trade in "real time" and at a known price which will be given to you at the time you give your instruction. In order to deal via these facilities you will need your Investor Code (see above) as well as stating your surname, full postcode and date of birth. Details of the on-line dealing service are available on www.capitadeal.com and the telephone dealing service is on 0870 458 4577.

Cazenove operates a postal share dealing service for private investors who wish to buy or sell the Company's shares. Details are available from Cazenove. Tel: 020 7606 1768.

INTERNET
The Annual Report & Accounts and other information about the Group are available on the corporate website shown opposite.

Shareholders are able to complete the proxy voting form in relation to the annual general meeting on-line through the Registrars' website shown opposite. You will need to input your Investor Code (see opposite), surname and postal code.

DIVIDEND REINVESTMENT PLAN
Details of the Company's Dividend Reinvestment Plan are available from the Registrars. To receive the final dividend in the form of shares, mandate forms from new participants should be received by the Registrars by 9 September 2004.

DIVIDEND MANDATE
Shareholders who wish dividends to be paid directly into a bank or building society account should contact the Registrars for a dividend mandate form. This method of payment reduces the risk of delay or loss of dividend cheques in the post and ensures that your account is credited on the dividend payment date. To receive the final dividend in this way, mandate forms should be received by the Registrars by 27 August 2004.

INDIVIDUAL SAVINGS ACCOUNT
A corporate ISA is available for investors wishing to take advantage of preferential tax treatment in relation to their shareholdings. Details are available from Stock Trade. Tel: 0131 240 0448 and ask for the Dixons Group helpline.

ADR DEPOSITARY
The Company's shares are available in the form of American Depositary Receipts (ADRs). The Company's depositary is Bank of New York. Tel: 00 1 212 495 1784 (from the United States of America 888-269-2377 toll-free).

CREST
The Company's shares are traded on CREST. CREST is a voluntary system which enables shareholders to hold and transfer their shareholdings electronically rather than by paper. Shareholders holding shares in this way can complete the proxy voting form through the CREST system.

CAPITAL GAINS TAX

For the purpose of computing capital gains tax, the market value of an ordinary share in the Company on 31 March 1982 was 1.35 pence (adjusted for rights and capitalisation issues and the corporate restructuring effected on 7 March 2000).

UNSOLICITED MAIL

The Company is obliged to make its share register available to third parties on payment of a prescribed fee. This may result in shareholders receiving unsolicited mail. If you wish to limit the receipt of unsolicited mail you should write to:

The Mailing Preference Service
FREEPOST 22
London W1E 7ER

Or register on their website at www.mpsonline.org.uk

SHAREGIFT

The Orr Mackintosh Foundation operates a charity share donation scheme for shareholders with small parcels of shares whose value makes it uneconomic to sell them. Details of the scheme are available on the ShareGift internet site, www.sharegift.org.

FINANCIAL CALENDAR

Final dividend record date
27 August 2004

Annual general meeting
8 September 2004

Payment of final dividend
30 September 2004

2004/05 interim results announcement
January 2005

Payment of 2004/05 interim dividend
March 2005

ALTERNATIVE FORMAT

If you would like the Report & Accounts or other shareholder documentation in alternative formats, please send a request to disability@dixons.co.uk or telephone 01727 204474 or minicom 01727 206753.

Designed and produced by CGI BrandSense.

Photography by Tim Barker.

Printed by St. Ives Westerham Press.
Environmentally accredited to ISO14001.

The papers used in this report are manufactured using Elemental Chlorine Free (ECF) pulp sourced from sustainable managed forests. The pulp and paper mills hold the ISO14001 Environmental Accreditation.

DIXONS GROUP plc
Maylands Avenue
Hemel Hempstead
Herts HP2 7TG

Telephone 0870 850 3333
www.dixons-group-plc.co.uk